United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2011

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements - September 30, 2011

BR GAAP/IFRS

Filed at CVM, SEC and HKEx on 26/10/2011

Gerência Geral de Controladoria - GECOL

Vale S.A.

INDEX TO THE INTERIM FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	3

Balance Sheet as of September 30, 2011 and December 31, 2010 for the consolidated and Parent Company	5

Consolidated Statement of Income for the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, and for the nine-months period ended September 30, 2011 and September 30, 2010	7

Parent Company Statement of Income for the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, and for the nine-months period ended September 30, 2011 and September 30, 2010	8

Consolidated and Parent Company Statement of Comprehensive Income for the nine-months period ended September 30, 2011 and September 30, 2010	9

Statement of Changes in Stockholders’ Equity for the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, and for the nine-months period ended September 30, 2011 and September 30, 2010 for the Consolidated and Parent Company	10

Consolidated Statement of Cash Flow for the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, and for the nine-months period ended September 30, 2011 and September 30, 2010	11

Parent Company Statement of Cash Flow for the nine-months period ended September 30, 2011 and September 30, 2010	12

Consolidated and Parent Company Statement of Added Value for the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, and for the nine-months period ended September 30, 2011 and September 30, 2010	13

Notes to the Interim Financial Statements	14

i

(A free translation of the original in Portuguese)

Report on Review of Interim Financial Information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. (the “Company”), comprising the balance sheet at September 30, 2011 and the statements of income, comprehensive income and cash flows for the quarter and nine-month period then ended, and the statements of changes in equity, for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the interim financial information.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the interim financial information.

Other matters Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter and nine-month period ended September 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.

Rio de Janeiro, October 26, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

(A free translation from the original in Portuguese)

Balance Sheet

In thousands of reais

	Consolidated			Parent Company
	Notes	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	7	14,674,488	13,468,958	4,180,831	4,823,377
Short-term investments	8	—	2,987,497	—	—
Derivatives at fair value	23	1,556,520	87,270	853,722	36,701
Financial assets available for sale		13,545	20,897	—	—
Accounts receivable	9	16,577,820	13,962,306	18,287,322	18,378,124
Related parties	27	67,250	90,166	2,730,547	1,123,183
Inventories	10	9,983,148	7,592,024	2,949,377	2,316,971
Recoverable taxes	12	3,999,775	2,869,340	2,253,134	1,960,606
Advances to suppliers		1,155,015	410,426	264,768	273,414
Others		2,281,059	903,916	423,478	178,655
		50,308,620	42,392,800	31,943,179	29,091,031

Assets held for sale		113,448	11,875,931	—	—
		50,422,068	54,268,731	31,943,179	29,091,031
Non-current assets

Related parties	27	15,711	8,032	451,038	1,936,328
Loans and financing agreements to receive		534,796	274,464	155,345	163,775
Prepaid expenses		278,409	254,366	16,643	—
Judicial deposits	17	3,177,704	3,062,337	2,361,105	2,312,465
Deferred income tax and social contribution	18	3,815,613	2,439,984	2,491,683	1,788,980
Recoverable taxes	12	949,426	612,384	160,436	124,834
Derivatives at fair value	23	103,793	501,722	—	284,127
Reinvestment tax incentive		540,240	239,269	540,240	239,269
Others		1,595,907	695,638	262,037	283,180
		11,011,599	8,088,196	6,438,527	7,132,958

Investments	13	10,810,285	3,944,565	108,611,359	92,111,361
Intangible assets	14	18,754,629	18,273,788	13,820,641	13,563,108
Property, plant and equipment, net	15	148,098,749	130,086,834	51,937,678	44,461,771

		188,675,262	160,393,383	180,808,205	157,269,198
Total assets		239,097,330	214,662,114	212,751,384	186,360,229

(A free translation from the original in Portuguese)

Balance Sheet

In thousands of reais, except number of shares

(Continued)

	Consolidated			Parent Company
	Notes	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
		(unaudited)		(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers and contractors		8,732,002	5,803,709	3,599,334	2,863,317
Payroll and related charges		2,098,625	1,965,833	1,305,226	1,270,360
Derivatives at fair value	23	10,318	92,182	—	—
Current portion of long-term debt	16	3,333,911	4,866,399	828,851	616,153
Short-term debt	16	753,790	1,144,470	—	—
Related parties	27	34,031	24,251	4,864,492	5,325,746
Taxes payable and royalties		357,413	441,609	84,456	203,723
Provision for income taxes		2,129,322	1,309,630	1,106,299	413,985
Employee postretirement benefits obligations		357,321	311,093	215,376	175,564
Provision for asset retirement obligations	17	98,357	128,281	45,122	44,427
Dividends and interest on capital		3,292,734	8,104,037	3,292,734	8,104,037
Others		2,219,179	1,852,688	827,561	705,227
		23,417,003	26,044,182	16,169,451	19,722,539

Liabilities directly associated with assets held for sale		56,444	5,339,989	—	—
		23,473,447	31,384,171	16,169,451	19,722,539
non-current liabilities
Derivatives at fair value	23	1,013,805	102,680	778,879	—
Long-term debt	16	41,831,690	37,779,484	17,881,744	15,907,762
Related parties	27	—	3,362	28,985,546	27,597,237
Employee post retirement benefits obligations		2,700,401	3,224,893	331,877	503,639
Provisions for contingencies	17	3,814,727	3,712,341	2,298,666	2,107,773
Deferred income tax and social contribution	18	10,703,256	12,947,141	—	3,574,271
Provision for asset retirement obligations	17	2,543,547	2,463,154	839,251	760,838
Stockholders’ Debentures		2,366,965	2,139,923	2,366,965	2,139,923
Redeemable non-controlling interest		1,031,046	1,186,334	—	—
Others		3,931,800	3,391,768	2,038,827	1,928,244
		69,937,237	66,951,080	55,521,755	54,519,687
Stockholders’ equity	22
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued		29,475,211	19,650,141	29,475,211	19,650,141
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued		45,524,789	30,349,859	45,524,789	30,349,859
Mandatorily convertible votes - common shares		412,379	445,095	412,379	445,095
Mandatorily convertible votes - preferred shares		913,301	996,481	913,301	996,481
Treasury stock - 99,649,562 (2010 - 99,646,571) preferred and 47,375,394 (2010 - 47,375,394) common shares		(8,146,252)	(4,826,127)	(8,146,252)	(4,826,127)
Results from operations with non-controlling stockholders		685,035	685,035	685,035	685,035
Results in the translation/issuance of shares		—	1,867,210	—	1,867,210
Valuation adjustment		470,306	(25,383)	470,306	(25,383)
Cumulative translation adjustments		(2,234,096)	(9,512,225)	(2,234,096)	(9,512,225)
Retained earnings		73,959,505	72,487,917	73,959,505	72,487,917
Total company stockholders’ equity		141,060,178	112,118,003	141,060,178	112,118,003
non-controlling interests		4,626,468	4,208,860	—
Total stockholders’ equity		145,686,646	116,326,863	141,060,178	112,118,003
Total liabilities and stockholders’ equity		239,097,330	214,662,114	212,751,384	186,360,229

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Consolidated

(unaudited)	In thousands of reais, except as otherwise stated

		Three-month period ended			Nine-month period ended
	Notes	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net operating revenue		28,009,193	25,063,251	25,678,324	76,057,727	56,731,761
Cost of goods solds and services rendered	25	(10,443,229)	(9,396,840)	(9,003,915)	(29,353,840)	(23,371,489)

Gross profit		17,565,964	15,666,411	16,674,409	46,703,887	33,360,272

Operating (expenses) income
Selling and administrative expenses	25	(1,139,328)	(744,168)	(780,217)	(2,639,550)	(2,009,557)
Research and development expenses	25	(728,098)	(585,726)	(387,064)	(1,887,361)	(1,059,635)
Other operating expenses, net	25	(1,254,316)	(1,171,529)	(891,994)	(3,141,677)	(2,643,524)
Realized gain on assets available for sales
(Equity results on the parent company)		—	—	—	2,492,175	—
		(3,121,742)	(2,501,423)	(2,059,275)	(5,176,413)	(5,712,716)

Operating profit		14,444,222	13,164,988	14,615,134	41,527,474	27,647,556

Financial income	25	1,006,170	2,211,077	2,966,362	2,993,556	3,339,775
Financial expenses	25	(7,135,293)	(1,286,166)	(2,901,637)	(8,465,651)	(5,627,547)

Equity results from associates	13	28,414	81,176	(56,183)	127,264	(12,015)
Income before income tax and social contribution		8,343,513	14,171,075	14,623,676	36,182,643	25,347,769

Current		(1,990,713)	(2,852,317)	(4,724,053)	(7,599,604)	(6,458,621)
Deferred		1,497,244	(1,138,707)	753,800	647,943	1,543,473
Income tax and social contribution	18	(493,469)	(3,991,024)	(3,970,253)	(6,951,661)	(4,915,148)

Income from continuing operations		7,850,044	10,180,051	10,653,423	29,230,982	20,432,621
Results on discontinued operations		—	—	14,610	—	(221,708)
Net income of the period		7,850,044	10,180,051	10,668,033	29,230,982	20,210,913

Net income (loss) attributable to non-controlling interests		(42,892)	(95,308)	114,345	(228,296)	143,098
Net income attributable to the Company’s stockholders		7,892,936	10,275,359	10,553,688	29,459,278	20,067,815

Basic earnings per share:
Continuing operations
Preferred share	22	1.49	1.94	1.97	5.56	3.82
Common share	22	1.49	1.94	1.97	5.56	3.82

Discontinued operations
Preferred share	22	—	—	—	—	(0.04)
Common share	22	—	—	—	—	(0.04)

Diluted earnings per share:
Continuing operations
Preferred share	22	2.49	2.45	1.97	7.32	3.84
Common share	22	2.53	2.43	1.97	7.34	3.84

Discontinued operations
Preferred share	22	—	—	—	—	(0.04)
Common share	22	—	—	—	—	(0.04)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Parent Company
(unaudited)	In thousands of reais, except as otherwise stated

		Three-month period ended			Nine-month period ended
	Notes	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net operating revenue		18,521,131	16,497,509	17,298,907	48,561,618	36,071,847
Cost of goods solds and services rendered	25	(5,360,402)	(5,030,782)	(4,801,862)	(15,069,148)	(12,784,049)

Gross profit		13,160,729	11,466,727	12,497,045	33,492,470	23,287,798

Operating (expenses) income
Selling and administrative expenses	25	(525,722)	(433,573)	(418,096)	(1,328,649)	(1,066,646)
Research and development expenses	25	(358,314)	(341,029)	(270,531)	(978,218)	(774,338)
Other operating expenses, net	25	(420,289)	(485,315)	(254,152)	(1,061,783)	(678,078)
Equity results from subsidiaries	13	1,205,595	2,043,259	1,445,544	6,120,224	5,456,332
Realized gain on assets available for sales		—			—
(Equity results on the parent company)		—	—	—	2,492,175	—
		(98,730)	783,342	502,765	5,243,749	2,937,270

Operating profit		13,061,999	12,250,069	12,999,810	38,736,219	26,225,068

Financial income	25	543,785	1,737,590	2,127,547	1,949,115	2,673,845
Financial expenses	25	(5,788,313)	(620,869)	(971,690)	(6,715,022)	(3,995,210)

Equity results from associates	13	28,414	81,176	(56,183)	127,264	(12,015)
Income before income tax and social contribution		7,845,885	13,447,966	14,099,484	34,097,576	24,891,688

Current		(1,265,834)	(2,348,035)	(3,779,713)	(5,329,343)	(5,165,830)
Deferred		1,312,885	(824,572)	219,307	691,045	563,665
Income tax and social contribution	18	47,051	(3,172,607)	(3,560,406)	(4,638,298)	(4,602,165)

Income from continuing operations		7,892,936	10,275,359	10,539,078	29,459,278	20,289,523
Results on discontinued operations		—	—	14,610	—	(221,708)
Net income of the period		7,892,936	10,275,359	10,553,688	29,459,278	20,067,815

Basic earnings per share:
Continuing operations
Preferred share	22	1.49	1.94	1.97	5.56	3.82
Common share	22	1.49	1.94	1.97	5.56	3.82

Discontinued operations
Preferred share	22	—	—	—	—	(0.04)
Common share	22	—	—	—	—	(0.04)
Diluted earnings per share:
Continuing operations
Preferred share	22	2.49	2.45	1.97	7.32	3.84
Common share	22	2.53	2.43	1.97	7.34	3.84

Discontinued operations
Preferred share	22	—	—	—	—	(0.04)
Common share	22	—	—	—	—	(0.04)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Comprehensive Income

(unaudited)	In thousands of reais

	CONSOLIDATED
		THREE-MONTH PERIOD ENDED			NINE-MONTH PERIOD ENDED
	NOTES	SEPTEMBER 30, 2011	JUNE 30, 2011	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010

NET INCOME OF THE PERIOD		7,850,044	10,180,051	10,668,033	29,230,982	20,210,913
OTHER COMPREHENSIVE INCOME
CUMULATIVE TRANSLATION ADJUSTMENTS		11,211,534	(2,832,004)	(1,094,649)	7,543,695	(945,571)

UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE INVESTMENTS
GROSS BALANCE AS OF THE PERIOD/YEAR END		(299)	5,397	(72,625)	4,285	(66,756)
TAX (EXPENSE) BENEFIT		—	—	—	—	(6,327)
		(299)	5,397	(72,625)	4,285	(73,083)
CASH FLOW HEDGE
GROSS BALANCE AS OF THE PERIOD/YEAR END		214,528	241,177	7,201	480,946	376,699
TAX (EXPENSE) BENEFIT		43,659	(18,602)	(50,289)	11,658	(119,355)
		258,187	222,575	(43,088)	492,604	257,344
TOTAL COMPREHENSIVE INCOME OF THE PERIOD	23	19,319,466	7,576,019	9,457,671	37,271,566	19,449,603

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		460,225	(201,638)	42,043	38,470	127,183
NET INCOME ATTRIBUTABLE TO THE COMPANY’S STOCKHOLDERS		18,859,241	7,777,657	9,415,628	37,233,096	19,322,420
		19,319,466	7,576,019	9,457,671	37,271,566	19,449,603

	PARENT COMPANY
		THREE-MONTH PERIOD ENDED			NINE-MONTH PERIOD ENDED
	NOTES	SEPTEMBER 30, 2011	JUNE 30, 2011	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010

NET INCOME OF THE PERIOD		7,892,936	10,275,359	10,553,688	29,459,278	20,067,815
OTHER COMPREHENSIVE INCOME
CUMULATIVE TRANSLATION ADJUSTMENTS		10,708,417	(2,725,674)	(1,022,347)	7,278,129	(866,623)

UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES
GROSS BALANCE AS OF THE PERIOD/YEAR END		(299)	5,397	(72,625)	4,285	(66,756)
TAX (EXPENSE) BENEFIT		—	—	—	—	(6,327)
		(299)	5,397	(72,625)	4,285	(73,083)
CASH FLOW HEDGE
GROSS BALANCE AS OF THE PERIOD/YEAR END		214,528	241,177	7,201	479,746	313,666
TAX (EXPENSE) BENEFIT		43,659	(18,602)	(50,289)	11,658	(119,355)
		258,187	222,575	(43,088)	491,404	194,311
TOTAL COMPREHENSIVE INCOME OF THE PERIOD	23	18,859,241	7,777,657	9,415,628	37,233,096	19,322,420

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Changes in Stockholders’ Equity

In thousands of reais

	NINE-MONTH PERIOD ENDED
	NOTES	CAPITAL	RESULTS IN THE TRANSLATION/ ISSUANCE OF SHARES	MANDATORILY CONVERTIBLE NOTES	REVENUE RESERVES	TREASURY STOCK	VALUATION ADJUSTMENT	INCOME FROM OPERATIONS WITH NON- CONTROLLING STOCKHOLDERS	CUMULATIVE TRANSLATION ADJUSTMENT	RETAINED EARNINGS	PARENT COMPANY STOCKHOLDERS’ EQUITY	NON- CONTROLLING STOCKHOLDERS’S INTERESTS	TOTAL STOCKHOLDERS’’ EQUITY
JANUARY 01, 2010		47,434,193	(160,771)	4,587,011	49,272,210	(2,470,698)	(20,665)	—	(8,886,380)	6,003,215	95,758,115	4,535,112	100,293,227
NET INCOME OF THE PERIOD		—	—	—	—	—	—	—	—	20,067,815	20,067,815	143,098	20,210,913
CAPITALIZATION OF RESERVES		2,565,807	—	—	(2,565,807)	—	—	—	—	—	—	—	—
GAIN ON CONVERSION OF SHARES		—	2,027,981	(3,063,833)	—	1,035,852	—	—	—	—	—	—	—
REPURCHASE OF STOCK		—	—	—	—	(1,486,812)	—	—	—	—	(1,486,812)	—	(1,486,812)
ADDITIONAL REMUNERATION TO MANDATORILY CONVERTIBLE NOTES		—	—	(52,731)	—	—	—	—	—	—	(52,731)	—	(52,731)
CASH FLOW HEDGE, NET OF TAXES	23	—	—	—	—	—	194,311	—	—	—	194,311	63,033	257,344
UNREALIZED RESULTS ON VALUATION AT MARKET		—	—	—	—	—	(73,083)	—	—	—	(73,083)	—	(73,083)
TRANSLATION ADJUSTMENTS FOR THE PERIOD		—	—	—	—	—	—	—	(866,623)	—	(866,623)	(78,948)	(945,571)
DIVIDENDS TO NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	(143,630)	(143,630)
ASSETS AND LIABILITIES HELD FOR SALE		—	—	—	—	—	—	—	—	—	—	(3,207,153)	(3,207,153)
ACQUISITIONS AND DISPOSAL OF NON-CONTROLLING INTEREST		—	—	—	—	—	—	685,035	—	—	685,035	2,855,640	3,540,675
SEPTEMBER 30. 2010		50,000,000	1,867,210	1,470,447	46,706,403	(2,921,658)	100,563	685,035	(9,753,003)	26,071,030	114,226,027	4,167,152	118,393,179

JANUARY 01, 2011		50,000,000	1,867,210	1,441,576	72,487,917	(4,826,127)	(25,383)	685,035	(9,512,225)	—	112,118,003	4,208,860	116,326,863

NET INCOME OF THE PERIOD		—	—	—	—	—	—	—	—	29,459,278	29,459,278	(228,298)	29,230,980
CAPITALIZATION OF RESERVES		25,000,000	(1,867,210)	—	(23,132,790)	—	—	—	—	—	—	—	—
CAPITALIZATION OF NON-CONTROLLING STOCKHOLDERS ADVANCES		—	—	—	—	—	—	—	—	—	—	33,592	33,592
REPURCHARSE OF SHARES		—	—	—	—	(3,320,125)	—	—	—	—	(3,320,125)	—	(3,320,125)
ADDITIONAL REMUNERATION TO MANDATORILY CONVERTIBLE NOTES		—	—	(115,896)	—	—	—	—	—	—	(115,896)	—	(115,896)
CASH FLOW HEDGE, NET OF TAX	23	—	—	—	—	—	491,404	—	—	—	491,404	1,200	492,604
UNREALIZED RESULTS ON VALUATION AT MARKET		—	—	—	—	—	4,285	—	—	—	4,285	—	4,285
TRANSLATION ADJUSTMENTS FOR THE PERIOD		—	—	—	—	—	—	—	7,278,129	—	7,278,129	265,568	7,543,697
DIVIDENDS TO NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	(104,203)	(104,203)
INTERMEDIARY DIVIDENDS		—	—	—	—	—	—	—	—	(4,854,900)	(4,854,900)	—	(4,854,900)
TRANSFER TO ASSETS HELD FOR SALE OF NON-CONTROLLING STOCKHOLDERS		—	—	—	—	—	—	—	—	—	—	255,961	255,961
ACQUISITIONS AND DISPOSAL OF NON-CONTROLLING INTEREST		—	—	—	—	—	—	—	—	—	—	193,788	193,788
SEPTEMBER 30. 2011		75,000,000	—	1,325,680	49,355,127	(8,146,252)	470,306	685,035	(2,234,096)	24,604,378	141,060,178	4,626,468	145,686,646

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Cash Flow Consolidated

Period ended in (unaudited)	In thousands of reais

		THREE-MONTH PERIOD ENDED			NINE-MONTH PERIOD ENDED
	NOTES	SEPTEMBER 30, 2011	JUNE 30, 2011	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
CASH FLOW FROM OPERATING ACTIVITIES:
NET INCOME OF THE PERIOD		7,850,044	10,180,051	10,668,033	29,230,982	20,210,913
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FROM OPERATIONS
RESULTS OF EQUITY INVESTMENTS		(28,414)	(81,176)	56,183	(127,264)	12,015
REALIZED GAIN ON ASSETS HELD FOR SALE		—	—	(14,610)	(2,492,175)	—
RESULTS FROM DISCONTINUED OPERATIONS		—	—	—	—	221,708
DEPRECIATION, AMORTIZATION AND DEPLETION		1,666,180	1,553,128	1,230,753	4,818,346	3,946,919
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION		(1,497,244)	1,138,707	(753,800)	(647,943)	(1,543,473)
MONETARY AND EXCHANGE RATE CHANGES, NET		3,494,664	(349,856)	1,343,867	3,638,994	821,615
LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT		64,812	74,077	417,505	440,409	704,871
NET UNREALIZED LOSSES (GAINS) ON DERIVATIVES	23	1,094,454	(368,678)	(687,030)	372,224	115,332
OTHERS		110,846	(197,208)	363,932	(134,798)	548,127
DECREASE (INCREASE) IN ASSETS:
ACCOUNTS RECEIVABLE FROM CUSTOMERS		(1,370,973)	(955,191)	(3,322,076)	(2,037,229)	(7,365,036)
INVENTORIES		(538,101)	(181,222)	(768,261)	(2,009,442)	(1,565,057)
RECOVERABLE TAXES		(230,525)	(183,484)	321,143	(542,756)	209,495
OTHERS		(231,279)	(629,657)	(438,698)	(408,969)	6,144
INCREASE (DECREASE) IN LIABILITIES:
SUPPLIERS AND CONTRACTORS		1,313,866	548,093	1,273,946	2,200,202	2,205,528
PAYROLL AND RELATED CHARGES		435,831	328,896	294,603	140,726	10,061
TAXES AND CONTRIBUTIONS		(4,393,045)	(49,202)	2,035,469	(3,914,873)	2,495,232
OTHERS		(708,723)	(559,478)	465,850	(372,281)	611,094
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,032,393	10,267,800	12,486,809	28,154,153	21,645,488

CASH FLOW FROM INVESTING ACTIVITIES:
SHORT-TERM INVESTMENTS		—	869,017	—	2,987,497	6,524,906
LOANS AND ADVANCES RECEIVABLE		395,239	(52,577)	(140,924)	53,462	(96,474)
GUARANTEES AND DEPOSITS		(280,238)	(268,821)	(184,220)	(598,609)	(354,910)
ADDITIONS TO INVESTMENTS		(30,539)	—	(6,781)	(133,950)	(105,150)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		(5,830,008)	(5,888,218)	(6,842,069)	(16,610,429)	(14,349,844)
DIVIDENDS/INTEREST ON CAPITAL RECEIVED	13	—	84,079	76,483	84,079	146,938
PROCEEDS FROM DISPOSAL OF INVESTMENTS HELD FOR SALE		—	—	—	1,794,985	—
ACQUISITIONS/SALES OF SUBSIDIARIES		—	—	(1,740,164)	—	(11,377,793)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(5,745,546)	(5,256,520)	(8,837,675)	(12,422,965)	(19,612,327)

CASH FLOW FROM FINANCING ACTIVITIES:
SHORT-TERM DEBT
ADDITIONS		44,563	368,694	502,961	1,977,559	4,040,104
REPAYMENTS		(324,574)	(316,392)	(468,197)	(2,281,244)	(3,992,613)
LONG-TERM DEBT
ADDITIONS		1,350,662	558,412	3,331,619	2,868,145	6,408,147
REPAYMENTS		(1,240,830)	(82,589)	(2,358,823)	(4,249,464)	(2,951,102)
FINANCIAL INSTITUTIONS		—	—	—	—	—
DIVIDENDS AND INTEREST ON CAPITAL PAID TO STOCKHOLDERS		(4,854,900)	(3,174,000)	—	(9,699,000)	(2,303,638)
DIVIDENDS AND INTEREST STOCKHOLDERS' EQUITY ATTRIBUTED TO NON-CONTROLLING INTEREST		—	(93,476)	—	(93,476)	—
TRANSACTIONS WITH NON-CONTROLLING STOCKHOLDERS		—	—	1,118,172	—	1,118,172
TREASURY STOCK		(3,320,125)	—	(585,313)	(3,320,125)	(585,313)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(8,345,204)	(2,739,351)	1,540,419	(14,797,605)	1,733,757

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,058,357)	2,271,929	5,189,554	933,583	3,766,918
CASH AND CASH EQUIVALENTS OF CASH, BEGINNING OF THE PERIOD		21,323,361	19,138,882	11,847,271	13,468,958	13,220,599
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		409,484	(87,450)	(87,349)	271,947	(38,041)
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	7	14,674,488	21,323,361	16,949,476	14,674,488	16,949,476
CASH PAID DURING THE PERIOD FOR:
SHORT-TERM INTEREST		(5,587)	(9,954)	(8,978)	(21,675)	(28,704)
LONG-TERM INTEREST		(389,903)	(617,826)	(439,822)	(1,588,984)	(1,436,031)
INCOME TAX AND SOCIAL CONTRIBUTION		(6,496,055)	(1,933,124)	(1,312,390)	(10,126,443)	(1,685,322)
INFLOWS DURING THE PERIOD:
NON-CASH TRANSACTIONS:
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT - INTEREST CAPITALIZATION		(89,576)	(100,621)	(75,506)	(253,695)	(462,253)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Cash Flow Parent Company

Period ended in (unaudited)	In thousands of reais

		NINE-MONTH PERIOD ENDED
	NOTES	SEPTEMBER 30, 2011	SEPTEMBER 30, 2010
CASH FLOW FROM OPERATING ACTIVITIES:
NET INCOME OF THE PERIOD		29,459,278	20,067,815
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FROM OPERATIONS
RESULTS OF EQUITY INVESTMENTS		(6,247,488)	(5,444,317)
REALIZED GAIN ON ASSETS HELD FOR SALE		(2,492,175)	—
RESULTS FROM DISCONTINUED OPERATIONS		—	221,708
DEPRECIATION, AMORTIZATION AND DEPLETION		1,433,620	1,497,304
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION		(691,045)	(563,665)
MONETARY AND EXCHANGE RATE CHANGES, NET		6,629,779	(348,728)
LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT		290,142	2,344,905
NET UNREALIZED LOSSES (GAINS) ON DERIVATIVES	23	211,696	(97,025)
DIVIDENDS / INTEREST ON CAPITAL RECEIVED	13	1,538,190	783,033
OTHERS		218,858	618,094
DECREASE (INCREASE) IN ASSETS:
ACCOUNTS RECEIVABLE FROM CUSTOMERS		90,803	(14,346,295)
INVENTORIES		(450,263)	(56,553)
RECOVERABLE TAXES		(328,130)	235,298
OTHERS		45,715	(444,070)
INCREASE (DECREASE) IN LIABILITIES:
SUPPLIERS AND CONTRACTORS		736,017	1,298,118
PAYROLL AND RELATED CHARGES		34,866	41,585
TAXES AND CONTRIBUTIONS		(5,428,372)	1,599,406
OTHERS		31,131	669,502
NET CASH PROVIDED BY OPERATING ACTIVITIES		25,082,622	8,076,115

CASH FLOW FROM INVESTING ACTIVITIES:
LOANS AND ADVANCES RECEIVABLE		204,681	3,125,108
GUARANTEES AND DEPOSITS		55,293	(287,506)
ADDITIONS TO INVESTMENTS		(2,329,209)	(1,621,069)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		(9,615,362)	(6,262,726)
PROCEEDS FROM DISPOSAL OF INVESTMENTS HELD FOR SALE		—	4,432,517
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(11,684,597)	(613,676)

CASH FLOW FROM FINANCING ACTIVITIES:
SHORT-TERM DEBT
ADDITIONS		1,054,457	3,938,815
REPAYMENTS		(4,682,177)	(7,890,936)
LONG-TERM DEBT
ADDITIONS		3,375,976	3,032,339
FINANCIAL INSTITUTIONS		(769,702)	(380,639)
DIVIDENDS AND INTEREST ON CAPITAL PAID TO STOCKHOLDERS		(9,699,000)	(2,198,000)
TREASURY STOCK		(3,320,125)	(585,313)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(14,040,571)	(4,083,734)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(642,546)	3,378,706
CASH AND CASH EQUIVALENTS OF CASH, BEGINNING OF THE PERIOD		4,823,377	1,249,980
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	7	4,180,831	4,628,686
CASH PAID DURING THE PERIOD FOR:
SHORT-TERM INTEREST		(1,173)	(63,345)
LONG-TERM INTEREST		(1,517,800)	(1,193,866)
INCOME TAX AND SOCIAL CONTRIBUTION		(8,443,748)	(1,559,906)
NON-CASH TRANSACTIONS:
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT - INTEREST CAPITALIZATION		(63,029)	(70,605)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)

Statement of Added Value

Period ended in (unaudited)	In thousands of reais

	Consolidated
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Generation of added value
Gross revenue
Revenue from products and services	28,516,595	25,613,887	26,376,233	77,703,788	58,386,558
Gain on realization of assets available for sale	—	—	—	2,492,175	—
Other revenue	11,254	—	—	11,254	—
Revenue from the construction of own assets	10,038,908	5,898,396	5,731,098	20,025,863	13,353,753
Allowance for doubtful accounts	(18,640)	(9,569)	(11,836)	(16,316)	(18,433)
Less:
Acquisition of products	(862,832)	(695,207)	(464,960)	(2,115,421)	(1,319,220)
Outsourced services	(5,130,085)	(3,589,771)	(3,221,413)	(11,577,432)	(7,761,990)
Materials	(9,301,409)	(5,968,970)	(4,353,335)	(20,014,059)	(13,776,301)
Fuel oil and gas	(988,982)	(866,930)	(1,031,685)	(2,837,277)	(2,717,325)
Energy	(412,833)	(378,298)	(606,666)	(1,301,405)	(1,589,920)
Other costs (expenses)	(2,931,095)	(2,534,102)	(2,820,894)	(7,713,190)	(6,786,420)
Gross added value	18,920,881	17,469,436	19,596,542	54,657,980	37,770,702

Depreciation, amortization and depletion	(1,666,180)	(1,553,128)	(1,230,753)	(4,818,346)	(3,946,919)
Net added value	17,254,701	15,916,308	18,365,789	49,839,634	33,823,783

Financial income	705,466	1,032,995	1,176,623	1,381,765	918,866
Equity results	28,414	81,176	(56,183)	127,264	(12,015)

Total added value to be distributed	17,988,581	17,030,479	19,408,716	51,348,663	35,461,641

Personnel	1,765,420	1,791,336	1,392,476	5,255,441	3,776,264
Taxes, rates and contribution	1,045,059	959,984	2,343,569	3,056,719	2,621,671
Current income tax	1,990,713	2,852,317	4,724,053	7,599,604	6,458,621
Deferred income tax	(1,497,244)	1,138,707	(753,800)	(647,943)	(1,543,473)
Remuneration of debt capital	2,763,842	955,377	1,427,173	3,682,316	3,409,704
Monetary and exchange changes, net	4,070,747	(847,293)	(315,275)	3,171,544	(203,066)
Net income attributable to the company’s stockholders	7,892,936	10,275,359	10,553,688	29,459,278	20,067,815
Net income (loss) attributable to non-controlling interest	(42,892)	(95,308)	114,345	(228,296)	143,098

Distribution of added value	17,988,581	17,030,479	19,408,716	51,348,663	35,461,641

	Parent company
	Nine-month period ended
	September 30, 2011	September 30, 2010
Generation of added value
Gross revenue
Revenue from products and services	49,724,402	37,228,333
Gain on realization of assets available for sale	2,492,175	—
Revenue from the construction of own assets	9,770,160	6,285,530
Allowance for doubtful accounts	(3,465)	(11,972)
Less:
Acquisition of products	(1,655,293)	(924,213)
Outsourced services	(6,418,130)	(4,774,368)
Materials	(9,303,777)	(6,701,128)
Fuel oil and gas	(1,461,639)	(1,203,320)
Energy	(602,904)	(835,136)
Other costs (expenses)	(3,350,269)	(2,930,159)
Gross added value	39,191,260	26,133,567

Depreciation, amortization and depletion	(1,433,620)	(1,497,304)
Net added value	37,757,640	24,636,263

Financial income	889,790	1,056,843
Equity results	6,247,488	5,444,317

Total added value to be distributed	44,894,918	31,137,423

Personnel	2,790,348	2,188,928
Taxes, rates and contribution	2,351,297	1,900,307
Current income tax	5,329,343	5,165,830
Deferred income tax	(691,045)	(563,665)
Remuneration of debt capital	2,762,037	2,648,825
Monetary and exchange changes, net	2,893,660	(270,617)
Net income attributable to the company’s stockholders	29,459,278	20,067,815
Net income (loss) attributable to non-controlling interest	—	—

Distribution of added value	44,894,918	31,137,423

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)

Notes to the Interim Financial Statements

In thousands of real, unless otherwise stated.

1-             Operational Context

Vale S.A. (“Vale” or “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Brazil.  The initial public offering was in October 1943 on the Rio de Janeiro Stock Exchange and now has its securities traded on the stock exchanges in Sao Paulo (“BM&F and BOVESPA”), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).

The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, metals platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.

In  September 30, 2011, the main consolidated operating subsidiaries and jointly-controlled entities proportionately consolidated are:

Entities	% participation	% voting capital	Head office location	Main activity

Subsidiaries
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistic
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Vale Australia Pty Ltd.	90.00	90.00	Chile	Chile
Vale Coal Colombia Ltd.	100.00	100.00	Austria	Coal
Vale Fertilizantes S.A	100.00	100.00	Austria	Holding and Research
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale International S.A	100.00	100.00	Colombia	Coal
Vale Oman Pelletizing	84.27	99.90	Brazil	Fertilizers
Vale Manganês S.A.	100.00	100.00	Switzerland	Trading
Vale Moçambique, Limitada	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Nouvelle-Calédonie SAS	100.00	100.00	Mozambique	Coal
Vale Shipping Holding	74.00	74.00	New Caledonia	Nickel
Sociedad Contractual Minera Tres Valles	100.00	100.00	Oman	Pellet
Vale Austria Holdings GMBH	100.00	100.00	Singapore	Logistic

Jointly-controlled entities:
California Steel Industries, Inc.	50.00	50.00	United States	Steel industry
MRS Logística S.A	41.50	37.86	Brazil	Logistic
Samarco Mineração S.A.	50.00	50.00	Brazil	Iron ore

2       Summary of the Main Accounting Practices and Accounting Estimates

a)         Basis of presentation

•                  Interim consolidated financial statements

The Company’s interim financial statements has been prepared and are being presented in accordance with Comitê de Pronunciamentos Contábeis (Accounting Pronouncements Committee) — CPC 21 Demonstrações Intermediárias that is equivalent to International Accounting Standars (IAS 34) — Interim Financial Information.

The interim financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income. The interim financial statements for the three-month periods ended September 30, 2011, June 30, 2011 and September 30, 2010 and for the nine-month periods ended September 30, 2011 and September 30, 2010 are unaudited. However, the interim financial statements follow the principles, methods and standards in relation to those adopted at the closing of last fiscal year ended December 31, 2010, and therefore should be read in together with this.

In preparing the interim financial statements, the use of estimative is required to account for certain assets, liabilities and transactions. Accordingly, the interim financial statements include certain estimates related to the useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. Actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year ending on December 31, 2011.

•                  Interim financial statements of the parent company

The interim individual financial statements of the parent company and associated companies have been prepared under accounting practices adopted in Brazil issued by the CPC. Those pronouncements are published together with interim consolidated financial statements.

In the case of Vale SA accounting practices adopted in Brazil applicable to the interim individual financial statements differ from IFRS, applicable to the separated financial statements, only by valuation of investments in subsidiaries and associated companies by the equity method, while according IFRS would be as cost or fair value method.

•                  Transactions and balances

The operations with others currencies are translated into the functional currency of the parent company, the Real (“BRL” or “R$”), using the actual exchange rates on the transaction or valuation dates, in which the items were measured. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies are recognized in the statement of income, as financial expense or financial income.

In 2011, based on the assessment of business, the subsidiary Vale International has changed its functional currency from Brazilian Real to USA dollars. This change did not cause significant effects on the financial statements presented.

Major currencies impacting our operations:

	Year-end price in Brazilian real
	September 30, 2011	December 31, 2010
US dollar – USD or US$	1.8544	1.6662
US canadian dollar - CAD	1.7850	1.6700
US australian dollar - AUD	1.8069	1.6959
Euro –EUR or €	2.4938	2.2280

The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in other comprehensive income.

The Company has assessed subsequent events through October 26, 2011, which is the date of the interim financial statements.

b)              Principles of consolidation

The consolidated financial statements reflects the balances of assets, liabilities and stockholder’s equity at September 30, 2011 and December 31, 2010, and reflects the operations of the three-months period ended on September 30, 2011; June 30, 2011 and September 30, 2010, as well the operations of the nine-months period ended on September 30, 2011 and September 30, 2010   of the parent company, of its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interest maintained. For associates, entities over which the Company has significant influence but not control the investments are accounted for under the equity method.

The operations in other currencies are translated into the presentation currency of the financial statements in Brazil for the purposes of registration of equity and full or proportional consolidation. Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.

The interests in hydroelectric projects are done through consortium agreements under which the Company participates in assets and liabilities of these enterprises in the proportion that holds on the consortium.

Investments in subsidiaries, joint ventures and associated companies

Investments registered in the consolidated financial statements include investments in related entities. Investments registered in the financial statements of the parent company include investments in subsidiaries, joint ventures and associated companies.

These investments in subsidiaries, joint ventures and associated companies are recorded in accounting by the equity method and include goodwill identified on acquisition, net of any accumulated impairment loss.

c)              Business combinations

The company adopts the business combinations method when the company acquires control over an entity. In these operations, the acquired identifiable assets, the liabilities, and the non-controlling interests assumed are initially measured at fair values at the acquisition date. The measurement of the non-controlling shareholder interest to be recognized is determined for each acquisition made.

The excess of the consideration transferred over the fair value at the date of acquisition, inclusive of any prior equity interest in the acquired business is recorded as goodwill. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The goodwill recorded as an intangible asset is not subject to amortization. Goodwill is allocated to cash-generating units (CGU) or groups of cash generating units, and the recoverability is tested (impairment test) during the fourth quarter.  When it is identified that recorded goodwill would not be fully recovered, the respective portion of goodwill is written down to the income statement.

Non-controlling stockholders’ interests

The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Company. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.

When the control of the Company ends, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Company had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.

d)              Cash and cash equivalents and short-term investments

The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months, and up to one year, are recognized at fair value in income and recorded in short-term investments.

e)              Financial assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determine the classification and initial recognition according to the following categories:

•                  Measured at fair value through the statement of income - recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term. Derivatives not designated as hedging instruments are recorded in this category.

•                  Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise of the accounts receivables, other receivables, and cash and cash equivalents. Loans and receivables are measured at fair value and subsequently carried at amortized cost using the effective interesting rate method, less impairment.  The interest income is recognized with the effective tax rate application, except for short-term credits, because the interest recognition would be immaterial.

•                  Available for sale — are non-derivative assets not classified in other categories. They are initially recorded at their acquisition value, which is the fair value of the price paid, including transaction costs. After initial recognition, they are reassessed by their fair values by reference to their market value at the date of the financial statement, without any deduction related to the transaction costs that may occur up to your sale.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty its fair value, are held at acquisition cost less any losses not recoverable. Gains or losses from changes in fair value of investments available for sale are recorded in stockholders’ equity under the caption “Equity adjustments” included in “Other comprehensive income “until the investment is sold or received or until the fair value of the investment is below its acquisition cost and this corresponds to a significant loss or prolonged, when the accumulated loss is transferred to the financial expenses.

f)                Accounts receivables

Accounts receivables represent amounts receivable from the sale of products and services made by the Company. The receivables are initially recorded at fair value and subsequently measured at amortized cost, net of estimates of potential losses.

The estimated losses from doubtful accounts are provided in an amount considered sufficient to cover potential losses. The value of the loss estimated for doubtful debts is made based on experience of defaults occurred in the past.

g)             Inventories

Inventories are stated at the lower value of average cost of acquisition or production and replacement or realization values. The inventories production costs are determined by fixed and variable costs, and direct and indirect costs of production, by the appropriate average cost method. The realizable net value of inventory corresponds to the estimated selling price of inventory, less all estimated costs of completion and costs necessary to make the sale. Where applicable, consists of an estimated loss of obsolete inventory or slow-moving.

Inventories of ore are recognized in the moment of yours physical extraction. And they are no longer part of the calculation of proven and probable reserves anymore, and now are part of the stock pile of ore, and therefore is not part of the calculation of depreciation, amortization and depletion per unit of production.

h)            Non-current assets held for sale

Assets held for sale (or discontinued operations) are recorded as non-current assets, separated from other current assets in the balance sheet, when their carrying amounts are recoverable when: a) the realization of the sale is a virtual certainty; b) management is committed to a plan to sell these assets; and c) the sale takes place within a period of 12 months. Assets recorded in this group are valued by the lower of book value and fair value less costs to sell.

i)                Non-current

The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.

j)                Property, plant and equipment

Fixed assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to the acquisition and losses through non-recovery of the asset.

Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.

In the case of railroads, where the company holds the concession, the assets acquired, related to grant activities to provide public services (returned goods), the will be returned to the grantor termination of the concession period, without any compensation or cost to the grantor. The returned tangible fixed assets are originally recorded by the cost of acquisition or construction, during the construction period. The assets related to the concession are depreciated based on the estimated useful life of assets, since the entry into operation.

The carrying value of an asset is written down immediately to its recoverable amount in the net income, if the asset’s carrying value is greater than its estimated recoverable amount.

Depreciation and depletion of assets of the Company, is represented in accordance with the following estimated useful lives:

Buildings	between 10 and 50 years
Installations	between 5 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	between 5 and 10 years
Mineral rights	between 2 and 33 years
Locomotives	between 12,5 and 33 years
Wagon	33 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

The relevant expenditures for maintenance of industrial areas and relevant assets (as example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.

k)            Intangible assets

Intangible assets are valued at acquisition cost, less accumulated amortization and losses by reducing the recoverable amount where applicable. Intangible assets are recognized only if it is likely they that will generate economic benefits to the Company, are controllable under the Company’s control and their respective value can be measured reliably.

Intangible assets that have finite useful lives are amortized over their effective use or a method that reflects their economic benefits, while those with indefinite useful lives are not amortized; consequently these assets are tested at least annually as to their recovery (impairment test). The estimated useful life and amortization methods are reviewed at the end of each financial year and the effect of any changes in estimates are recorded in a prospective manner.

Expenditure on development activities (or stage of development of an internal project) is recorded as intangible assets if and only if it generate future economic benefits, there is technical viability to use or sale, and capacity to measure in a confinable way these costs. Initial recognition of this asset corresponds to the sum of the expenditures incurred from when the intangible asset has passed to meet the recognition criteria. Intangible assets generated internally, are recorded at cost value less amortization and loss on the accumulated impairment.

Intangible assets acquired in a business combination and recognized separately from goodwill are recorded at fair value at the acquisition date, which is equivalent to cost. As required at a later date, these assets are recorded at cost value less amortization and loss on the impairment accumulated.

l)                Biological assets

The biological assets are valued and recognized at fair value less cost to sell (less depreciation and accumulated impairment losses), when a market value can be determined, otherwise they are value and recognized at cost.  In the absence of an active market, the valuation method used is the discounted cash flow method. Related gains and losses are recognized in the statement of income.

m)          Impairment

Financing assets

The Company assess each reporting period if there are objective evidences that an asset is impaired. Case the existence of impacts on cash flow caused by asset impaired and this impact can be reliable estimated; Company recognizes in the results an impairment loss.

Long-term non-financial assets

The Company assesses impairment of non financial assets annually to assess whether there is evidence that the book value of a long-term non-financial asset will not be recoverable. Regardless of existing indication of non recoverability of its carrying amount, goodwill balances from business combinations and intangible assets with indefinite useful lives are tested for recovery at least once a year. When the residual value book of this non-financial asset exceeds its recoverable value, the Company recognizes a reduction in the carrying balance of its non-financial asset (impairment), and also in this moment review the non-financial assets, except goodwill, that have suffered reduction of the accounting balance for non-recovery for a possible reversal of these write-down values. If it is not possible to determine the recoverable amount of a nonfinancial asset individually, the recoverable value of non-financial assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit - CGU, which the asset belongs is realized.

n)             Expenditures on research

Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are to be capitalized as mine development costs.

During the development phase of mine before production begins, the cost of waste removal, and associated costs with removal of waste and other residual materials are recorded as part of asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the ore removal expenditures are treated as production costs.

o)              Leasing

The Company classifies its contracts as financial leasing or operational leases based on the substance of the contract, regardless of its form.

For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded is liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income in the year to which they belong.

p)              Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. The amounts are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method. In practice accounts payable are normally recognized by the value of the corresponding invoice or receipt.

q)             Loans and financing

Loans are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.

Compound financial instruments (which have components of a financial liability — debt — and of Stockholders’ equity) issued by the Company comprise of mandatorily convertible notes into Stockholders’ equity, and the number of shares to be issued does not vary with changes in its fair value.

The liability component of a compound financial instrument is initially recognized at fair value. The fair value of the liability portion of a convertible debt security is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. The Stockholders’ equity component is recognized initially by the difference between the total value received by the Company with the issuance of the title, and the fair value as a financial liability component recognized. The transaction costs directly attributable to the title are allocated to the components of liabilities and stockholders’ equity in proportion to amounts initially recognized.

After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured after the initial recognition, except for upon conversion.

r)              Provisions

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

Provision for asset retirement obligations

The Company, at the end of each year reviews and updates the values of provisions for asset retirement obligations. This provision has the primary goal of long-term value, for financial use in the future at the closing moment of the asset. Provisions made by the Company refer basically to mine closure and the completion of mining activities and decommissioning of assets linked to mine. The provision is set up initially with the record of non-current liabilities in counterpart with a main fixed asset item. The increase in the provision due to passage of time is recognized as interest expense, using the current discount rate plus the inflation index. The asset is depreciated linearly at the rate of useful life of the main asset, and registered against the statement of income.

Provisions for contingent liabilities

The judicial provisions are recognized when the loss is considered probable, and would cause an outflow of resources for the settlement of the liabilities, and when the amounts are reliably measurable taking into consideration the opinion of legal counsel, the nature of actions, similarity with previous cases, complexity, and the positioning of the courts.

s)              Employee benefits

Current benefit - wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in the results.

Current benefit - profit sharing

The Company has a policy of profit sharing, based on the achievement of individual performance goals, and on the area of operation and performance of the Company. The amount is formed based on the best estimates of the amount to be paid by the company based on the results, and periodic verification (measurement) of the compliance with all performance goals. The Company makes monthly provision with respect to the accrual basis and recognition of present obligation arising from past events, and believes that the estimated amount is reasonable and a future outflow of resources should occur. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee in productive or administrative activities, respectively.

Non-current benefit - pension cost and other post-retirement benefits

For defined benefit plans in which the Company has the responsibility for or has some kind of risk actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet regarding the defined benefit plan a the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gains and losses are appointed and controlled by the corridor method, this method only affects the income of the period if it exceeds the limits of 10% of the fair value of plan assets and the present value of the defined benefit obligations, whichever is greater, and the amount exceeding the deferred portion by the number of active participants of the plan. Past service costs that arise with changes in plans are released immediately in income.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rates consistent with market rates, which are denominated in the currency in which benefits will be paid and which have maturities close to the respective liabilities of the pension plan obligation.

The Company has several pension plans, among them plans presenting surplus and deficit situations. For plans with a surplus position, the Company not recognize on the balance sheet, neither on the statement of income, as there was not a clear position about the use of this surplus by the Company, being only demonstrated in a note. For plans with a deficit position, the Company recognizes liabilities and results arising from the actuarial valuation and the actuarial gains and losses generated by the evaluation of these plans are recognized in income, according to the corridor method.

With respect to defined contribution plans, the Company has no further obligation after the contribution is made.

Current benefit - current incentive

The Company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan allows eligible executives to acquire preferred class A stocks of the Company, through criteria activated with targets reached, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially purchased by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

t)                Derivative financial instruments and hedging operations

The Company uses derivative instruments to manage their financial risks as a way to hedge these risks, not being used derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in comprehensive income in shareholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.

The method of registration of an item that is being hedged depends on its nature. The derivatives will be designated and recognized as fair value hedges of assets and liabilities when there is a firm commitment, such as cash flow hedges when a specific risk associated with a recognized asset or liability or a highly probable forecast transaction, and to hedge a net investment in a foreign operation. The Company documents the relationship between hedging instruments and hedged items at the beginning of the operation, with the objective of risk management and strategy for carrying out hedging operations. The Company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.

The cash flow hedges the effective portion of changes in fair value of designated and qualified as hedges, in this mode, is recorded in shareholders’ equity accounted for in comprehensive income. The effective amount released in shareholders’ equity in comprehensive income, will only be transferred to the result of the period, in the results appropriated for the hedged item (cost, operating expense, interest expense, etc.) when the hedged item is actually performed. However, when a hedged item prescribed, sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in the result.

The changes in fair value of derivative instruments designated as fair value hedges, as well as changes in fair value of the asset or liability subject to risk, are recognized in net income in the period.

The changes in fair value of derivatives designated as cash flow hedge are recorded as comprehensive income and recognized in shareholders’ equity in their effective component and as a result of the period in terms of its ineffective component. The values recorded in comprehensive income are only transferred to the result of the period, in the appropriated account (cost, operating expense, financial expense, etc.), when the hedged item is actually performed.

Related to derivative financial instruments of a net investment in a foreign operation, the respective changes in fair value are recorded as comprehensive income and recognized in shareholders’ equity in its effective component. The ineffective part of those changes is recognized immediately as a result of the period. If the hedging instrument is not a derivative, their variations due to exchange rate variations are recorded as cumulative translation adjustments of currencies and recognized in shareholders’ equity.

When a hedged item, recorded in shareholders’ equity, prescribes, is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in the result.

Derivative instruments that do not qualify for hedge accounting records, its fair value changes should be recorded immediately in statements of income, which are derivatives measured at fair value through income.

u)             Current and Deferred Income tax and social contribution

The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in Stockholders’ equity or comprehensive income. In such cases the tax is also recognized in Stockholders’ equity or comprehensive income.

The Company records a provision for current income tax based on taxable profit for the year. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The provision for income tax is calculated individually for each entity of the group based on tax rates and tax rules in force at the location of the entity. The recognition of deferred taxes by the Company is based on temporary differences between the book value and the tax base value of assets and liabilities on tax losses of income tax, and offsetting social contribution on profits where their achievement against future taxable results is considered likely. If the Company is unable to generate future taxable income or if there is a significant change in the time required for the deferred taxes to be deductible, management evaluates the need to record a provision for loss of those deferred taxes. The deferred income tax, assets and liabilities, are offset when there is a legally enforceable right to offset current tax assets against current liabilities, and when the deferred income tax, assets and liabilities, are related to income taxes released by the same taxation authority on the same taxable entity.

Deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

v)               Revenue recognition

Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the Company. Revenue is presented net of taxes, repayment of rebates and discounts. The consolidated financial statements are presented net of eliminations of sales between consolidated entities.

•                  Product sales

Revenues with product sales are recognized when value can be measured reliably, it is probable that future economic benefits will flow to the Company, and when there is a transfer to the purchaser of the significant risks and benefits related to the product.

Sales revenues are dependent on negotiated commercial terms, including transportation clauses, which are most often the determining factor in a defining the transfer of risks and benefits of the products sold. The Company uses separate commercial arrangements where substantial part of the Company’s revenue from sales has being recognized at the delivery time of goods to the responsible company for the transportation. In other circumstances, the commercial clauses negotiated require that the revenue is recognized only in the delivery of goods at the port of destination.

•                  Sales of services

Revenues from services rendered by the Company are related to contracts of transport services rendered and are recognized over the period that the services are performed.

•                  Financial income

Interest income is recognized with the time elapsed, using the effective interest rate applicable.

w)            Government grants and support

Government grants and support are recorded at fair value when the Company complies with reasonable security conditions set by the government related to grants and assistance received. The Company records via the statement of income, as reducing taxes or spending according to the nature of the item, and through the distribution of results on statement of income, earnings reserve account in stockholders’ equity.

x)              Allocation of income and distribution of remuneration to stockholders

Regarding remuneration of Stockholders, the Company may use interest on capital, among other modalities, in line with the criteria and limits set by Brazilian legislation. The tax reflection of interest on capital is recognized in income.

y)             Capital

The capital is represented by common and preferred shares non-redeemable, all without no par value.  The preferred shares have the same rights as common shares, with the exception of voting for electing members of the Board. The Board may, regardless of statutory reform, resolve the issue of new shares (authorized capital), including by the capitalization of profits and reserves to the authorized limit.

The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These programs are approved by the Board with a term and quantities by determined type of shares.

Incremental costs directly attributable to the issuance or repurchase of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.

z)              Statements of added value

The Company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the pronouncements of CPC 09, which are submitted as part of the financial statements in accordance with Brazilian accounting practices applicable to Limited Liability companies that for IFRS are presented as additional information, without prejudice to the set of financial statements.

This statement represents one of the component elements of the Social Balance which has the main objective to present with great evidence the wealth creation by the entity and its distribution during the period reported.

3                 Critical Accounting Estimates and Assumptions

The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and IASB requires that management of the Company make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.

These estimates are based on the best knowledge existing at any period and the planed actions, being constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.

Significant estimates and assumptions used by Company’s management in preparing these financial statements are presented as such:

a)              Mineral reserves and mine useful life

The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.

The estimated volume of mineral reserves is base of the calculation of the depletion portion of their respective mines, and its estimated useful life is a major factor to quantity the provision of environmental rehabilitation of mines when it is written off. Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.

b)              Environmental costs of reclamation

The Company recognizes an obligation under the fair value for disposal of assets during the period in which they are incurred in accordance with Note 2(r). Vale considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy and to involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. Although the estimates are revised each year, this provision requires that we project cash flows applicable to the operations.

c)              Income tax and social contribution

The company recognizes the effects of the deferred tax of tax loss and temporary differences both in the consolidated financial statements and in the parent’s financial statements. It is made an asset valuation allowance when we believe it is more likely that tax assets will not be fully recoverable in the future. The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the Company, based in various jurisdictions where we conduct our business. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the Company’s Administration of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

d)              Contingencies

Contingent liabilities are recorded and/or disclosed, unless the possibility of loss is considered remote by our legal advisors. Contingencies, net of escrow deposits, are arranged in notes to the financial statements Note 2 (r) and 17.

The contingencies of a given liability on the date of the financial statements are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events depends not on our performance, which complicates the realization of precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, and other jurisdictions involves the exercise of significant estimates and judgments of management regarding the results of future events.

e)              Post-retirement benefits for employees

The Company sponsors various plans for post-retirement benefits to their employees in Brazil and abroad, the parent company and group entities, as Note 2 (s).

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.

The Company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the pension plans obligations.

f)                Reduction in recoverable value of assets

The Company annually tests the recoverability of its tangible and intangible assets, with indefinite useful lives that are mostly of the portion of goodwill for expected future earnings arising from processes of the business combination. The accounting policy is presented in Note 2 (m).

Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus the administration believes it is not possible to determine whether new impairment losses occur in the future.

g)             Fair value of the derivatives and others financial instruments

Fair value of the not traded financial instruments in active market is determined by using valuation techniques The Company uses your own judgment to choose the various methods and assumptions set which are based on market conditions, at the end of the year.

The analysis of the impacts if actual results were different from management’s estimate is presented in note 23 on the topic of sensitivity analysis.

4          Accounting pronouncements

There was no issuance of new pronouncements affecting the statements of the period. The pronouncements mentioned in the financial statements ending December 31, 2010 were adopted with no significant impact on financial statements.

The Company made an option for not early adopt in its financial statements the recently pronouncements issued by IASB, and not yet implemented in Brazil by the CPC that will be in force after the year ended December 31, 2012.  The Company is evaluating the possible effects that can rise with the adoption of this pronouncement.

5                 Risk Management

Vale considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk), but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

a)              Risk management policy

The Board of Directors established a risk management policy in order to support the company’s growth plan, strategic planning and business continuity, to improve its capital structure and assets management, to ensure flexibility and strength in financial management and to strengthen its corporate governance practices.

The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company’s risk management. It’s also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy decomposition into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company might, whenever considered necessary, allocate limits for specific risks regarding management activities, including - but not limited to - market risk limits, corporate and sovereign credit, in accordance with the acceptable level of corporate risk.

b)              Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to increase short term liquidity and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facility was acquired from a syndicate of several global commercial banks, according to Note 23.

c)              Credit risk management

Vale’s credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

•                  Commercial Credit Risk Management

For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global credit risk limits and working capital limits, both monitored on a monthly basis.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody’s); ii) credit ratings from the main international credit agencies; iii) customer financial statements from which financial ratios are built.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has a well-diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

Vale controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers in delinquency.

•       Treasury Credit Risk Management

To manage the exposure arising from cash investments and derivatives instruments, the Executive Board approves annually credit limits by counterparty. Furthermore, the risk management department controls the portfolio diversification, the exposure due to counterparties` spread variations and the treasury portfolio overall credit risk. There’s also a daily monitoring of all positions and monthly reporting to the Executive Risk Management Committee and to the Executive Board.

To calculate the exposure to a counterparty that has several derivative transactions with Vale, it`s considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the potential future value calculated within the life of the derivative, considering a joint distribution of the market risk factors that affect the value of the derivative instrument.

Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to  commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis; v) country’s debt ratios, fiscal and monetary policies and other useful measures for country’s risk assessment.

d)              Market risk management

Vale is exposed to the behavior of several market risk factors that might impact its cash flow. The evaluation of this potential impact, given the volatility of these factors and their correlations, is performed periodically to support the decision making process and the Company`s growth strategy, to ensure its financial flexibility and to monitor volatility on future cash flows.

Thus, whenever considered necessary, market risk mitigation strategies are evaluated and implemented to meet these objectives. Some of those strategies are implemented using financial instruments, including derivatives. The financial instruments portfolios are monthly monitored in a consolidated view in order to allow the financial results follow-up and the impact on cash flows, as well as to ensure the strategies adherence with the established goals.

Considering the nature of Vale’s business and operations, the main market risk factors in which the Company is exposed are:

•                  Interest rates;

•                  Foreign exchange;

•                  Products prices and input and other costs;

Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

The foreign exchange swaps used to mitigate risks considering debt instruments have similar — or, in some cases, shorter — settlement dates than the final maturity of the debt. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions.

The swaps with shorter settlement dates considering the debt’s final maturity are renegotiated through time so that their final maturity matches - or become closer - to the debt’s final maturity. Therefore, at each settlement date, the swap results will partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to reduce volatility of the cash flow.

In the case of debt instruments denominated in Brazilian real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US dollar / Brazilian Real exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instrument is mainly subject to changes in the Libor. Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

Products prices and input and other costs

Vale is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and minimize Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

e)              Operational risk

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events.

Thus, the operational risk mitigation is performed by creating new controls and improving the existing ones, by establishing financial provisions as well as the risk transferring through insurance.  Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

f)                Insurance

Vale hires several types of insurance, such as operational risks insurance, civil responsibility, engineering risks insurance (projects), life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, in accordance with the corporate risk management policy.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses a captive reinsurance company that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

6            Acquisitions

a)              Fertilizers Acquisitions

In 2010, Vale acquired 78.92% of total capital and 99.83% of voting capital of Vale Fertilizantes and 100% of the total capital of Vale Fosfatados. In 2011, after the incorporation of Vale Fosfatados by Vale Fertilizantes, Vale increased the stake on Vale Fertilizantes to 84.27%.

The information concerning to the allocation of the purchase price based on the fair value of identifiable assets and assumption liabilities were based in studies realized by the company with the assistance of specialist.

Purchase Price	10,696,105
Portion attributed to non-controlling interest	1,416,208
Book value of proprerty, plant and equipment and mining assets	(3,664,933)
Book value of the assets and assumption liabilities, net	(729,613)
Adjustment to fair value of property, plant and equipment	(9,499,360)
Adjustment to fair value of inventory	(180,762)
Deferred income taxes on above adjustments	3,291,241

Goodwill	1,328,886

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world’s fertilizer business.

In addition to this acquisition in June 2011, the Board of Directors approved the proposed offering of public acquisitions of shares (OPA) which includes the total disbursement  by Vale up to 2,2 billion, of acquisition by its parent Company Mineração Naque S.A. up to 100% of the outstanding shares of its subsidiary Vale Fertilizantes in the market, intending later to close the capital, the outstanding shares of Vale Fertilizantes in the market represents 15.66% of its total capital. The OPA is a move consistent with the strategy of the Vale in becoming a global leader in the fertilizer business.

b) Others acquisitions

In July 2011, we acquired 9% of Norte Energia S.A. (NESA) from Gaia Energia e Participações S.A. (Gaia). NESA was established with the sole purpose of implementing, operating and exploring of the Belo Monte hydroelectric plant, which is still in the early development stage. Vale estimated an investment of R$ 2.59 billion (equivalent to U$ 1.4 billion on September 30, 2011) to repay Gaia by capital contributions made in NESA and commitments of future capital contributions arising from the acquired stake. As of September 30, 2011, the total amount of the investments was R$ 109.5 million (equivalent to U$ 70,1 million)

7                 Cash and Cash Equivalents

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Cash and bank accounts	2,111,374	1,211,748	50,989	59,159
Short-term investments	12,563,114	12,257,210	4,129,842	4,764,218
	14,674,488	13,468,958	4,180,831	4,823,377

Cash and cash equivalents includes cash values, demand deposits, and investment in financial investments with insignificant risk of changes in value, being part reais indexed to CDI and part in US dollars in Time deposits with maturity less than three months, classified as financial asset.

8                               Short-term investments

	Consolidated
	September 30, 2011	December 31, 2010
	(unaudited)
Time deposits	—	2,987,497

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset.

9            Accounts Receivables

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Denominated in “brazilian reals”	2,127,025	1,861,137	2,341,303	1,595,149
Denominated in other currencies, mainly US dolar	14,660,501	12,297,553	16,070,175	16,903,668
	16,787,526	14,158,690	18,411,478	18,498,817

Allowance for doubtful accounts	(209,706)	(196,384)	(124,156)	(120,693)
	16,577,820	13,962,306	18,287,322	18,378,124

10     Inventories

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Finished products	4,680,261	3,100,890	1,939,776	1,534,837
Process	2,811,798	1,657,976	—	—
Expenditure	2,491,089	2,833,158	1,009,601	782,134

Total	9,983,148	7,592,024	2,949,377	2,316,971

In September 30, 2011, inventories include provision for adjustment to market value regarding nickel and steel industry products in the amount of R$ 236,538 and R$ 0 (as of December 31, 2010 — R$ 0 and R$ 4,550), respectively.

The cost of inventories recognized in results of the period in relation to the continued operations of the Company in the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, in the amount of R$ 9,584,643, R$ 8,628,604 and R$ 8,360,738, respectively in the consolidated. For the nine-month period ended September 30, 2011 and September 30, 2010, in the amount of R$ 26,981,789 e R$ 21,651,445, respectively in the Consolidated, and for the nine-month period ended September 30, 2011 and September 30, 2010, in the amount of R$ 13,305,498 and R$ 11,356,893, respectively in the Parent Company.

11          Assets and Liabilities Non Current Held for Sale

•      Aluminum

In February 2011, Vale concluded the transaction announced in May 2010 with Norsk Hydro ASA (Hydro), to transfer all of yours interest in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte - Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their respective off-take rights, outstanding commercial contracts, 60% of Mineração Paragominas S.A., and all of yours other Brazilian bauxite mineral rights.

For this transactions, Vale received R$ 1,081,225 in cash, and 22% (equivalent to 447,834,465 shares) of Hydro’s outstanding common shares (approximately R$ 5,866,105, in accordance with the Hydro’s quotation of closing price on the date of the transaction). Vale will also receive two equal tranches in 3 e 5 years after the closing of the operations of US$ 200 million in cash, in three and five years after completion of the transaction, related to the remaining payment of 40% of the Mineração Paragominas S.A. After transaction date, Hydro’s investment is being evaluated by equity method.

The gain on this transaction, in the amount of R$ 2,492,175, was recorded in results as realized gain on assets available for sales.

•      Kaolin

As part of the portfolio of assets management, Vale is in talks aimed at the sale of liquid assets linked to activity of kaolin. In 2010, Vale sold part of its kaolin’s assets and measured the remaining assets at fair value less cost to sell. The effect of realized and unrealized losses is recognized in income of discontinued operations in 2010. The balances of assets and liabilities classified as held for sale refers mainly to fixed assets balances.

12          Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are represented as follows:

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Income taxes	976,150	781,656	118,486	137,097
Value-added tax - ICMS	1,896,249	944,857	646,543	479,439
PIS and COFINS	1,924,928	1,655,119	1,567,660	1,393,703
Others	151,874	100,092	80,881	75,201
Total	4,949,201	3,481,724	2,413,570	2,085,440

Current	3,999,775	2,869,340	2,253,134	1,960,606
Non-current	949,426	612,384	160,436	124,834
	4,949,201	3,481,724	2,413,570	2,085,440

13          Investments

Changes in investments (unaudited)	Consolidated	Parenty Company
Balance as of December 31, 2010	3,944,565	92,111,361
Acquisitions	6,382,786	2,629,226
Disposals	(93,651)	(566,946)
Dividends	(98,902)	(1,756,955)
Cumulated translation adjustment	550,040	6,870,836
Equity result	127,264	8,739,663
Valuation adjustments	(1,817)	584,174
Balance as of September 30, 2011	10,810,285	108,611,359

Balance as of December 31, 2009	4,562,088	87,894,653
Acquisitions	109,193	1,621,068
Disposals	—	(4,215,426)
Dividends	(76,234)	(1,103,665)
Cumulated translation adjustment	(248,543)	(1,036,158)
Equity result	(12,015)	5,444,317
Incorporation	—	(352,619)
Valuation adjustments	365,400	660,574
Balance as of September 30, 2010	4,699,889	88,912,744

	Investments		Equity results (unaudited)					Received dividends (unaudited)
	Nine-month period ended		Three-month period ended			Nine-month period ended		Three-month period ended			Nine-month period ended
	September 30, 2011	December 31, 2010	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)
Major subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará	203,441	84,516	(9,740)	(19,260)	(10,341)	(35,712)	(16,758)	—	—	—	—	—
ALBRAS - Alumínio Brasileiro S.A. (a)	—	1,087,500	—	—	3,533	—	(40,007)	—	—	—	—	—
ALUNORTE - Alumina do Norte do Brasil S.A. (a)	—	2,731,679	—	—	60,938	—	116,867	—	—	—	—	—
Balderton Trading Corp	352,729	312,838	(6,111)	(307)	—	(12,195)	442	—	—	—	—	—
Biopalma da Amazonia SPA	477,374	—	(1,674)	—	—	(1,674)	—	—	—	—	—	—
BSG Resources S.À R.L	833,771	832,859	(38,170)	(32,460)	—	(82,034)	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	191,462	207,813	9,056	12,319	44,150	37,649	60,611	27,000	27,000	18,000	54,000	18,000
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	168,698	212,446	(24,289)	7,633	774	(11,953)	8,202	—	31,795	—	31,795	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	143,798	143,496	24,838	23,898	1,142	64,945	6,534	—	—	—	—	45,301
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	360,726	333,380	26,311	23,922	52,981	63,774	63,953	—	36,428	—	36,428	—
Companhia Portuária da Baía de Sepetiba - CPBS	322,553	346,525	50,680	44,632	44,784	125,040	108,668	—	—	—	—	—
Ferrovia Centro Atlantica (b)	1,966,809	1,916,286	(29,439)	(33,288)	6,629	(124,047)	(11,475)	—	—	—	—	—
Ferrovia Norte Sul S.A.	1,747,468	1,743,480	544	12,490	6,332	3,984	12,879	—	—	—	2,922	—
Minas da Serra Geral S.A. - MSG	52,170	57,972	2,194	823	1,089	4,304	2,607	—	1,011	254	1,011	254
Mineração Corumbá Reunidas S.A	1,027,924	912,533	186,265	16,571	47,459	212,623	21,603	—	—	—	—	—
Mineração Paragominas	—	1,812,936	—	—	—	(45,810)	—	—	—	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR (c)	3,408,390	3,291,156	(28,079)	(115,233)	(156,311)	(214,779)	(168,665)	—	—	18,662	—	45,162
Compañia Minera Miski Mayo S.A.C	396,929	355,525	23,335	(7,366)	(4,417)	2,388	(4,417)	—	—	—	—	—
MRS Logística S.A.	949,264	851,202	51,523	55,790	45,850	167,805	108,129	—	10,892	—	10,892	15,034
Salobo Metais S.A. (b)	4,241,414	3,270,948	(13,021)	48,826	(25,470)	30,966	(41,601)	—	—	—	—	—
Samarco Mineração S.A.	620,644	676,146	330,052	443,959	430,253	1,120,730	955,859	407,925	356,220	388,832	1,176,233	659,282
Sociedad Contractual Minera Tres Valles (b)	392,396	394,076	(26,923)	(9,120)	—	(36,814)	—	—	—	—	—	—
Urucum Mineração S.A. (e)	—	120,006	(22,572)	42,323	7,946	29,577	32,499	—	—	—	41,117	—
Vale Australia Pty Ltd.	1,209,475	1,334,793	(42,295)	(108,398)	(63,262)	(200,352)	(159,855)	—	—	—	—	—
Vale Austria Holdings GMBH (c)	3,083,859	1,549,736	(142,050)	(57,375)	(21,103)	1,174,085	1,606	—	—	—	—	—
Vale Canada Limited	10,881,603	9,250,155	(250,912)	23,935	(119,240)	281,387	(763,864)	—	—	—	—	—
Vale Colombia Ltd	1,179,830	825,860	11,923	21,685	(19,080)	6,905	(19,080)	—	—	—	—	—
Vale Fertilizantes S.A	10,663,609	7,384,350	5,461	66,407	7,055	130,749	(52)	—	—	—	—	—
Vale Florestar	231,381	235,366	(1,529)	(364)	(6,649)	(3,985)	(6,649)	—	—	—	—	—
Vale Fosfatados S.A. (d)	—	3,217,447	—	—	4,836	1,018	(101)	—	—	—	—	—
Vale International S.A. (c)	47,220,232	39,181,065	1,260,036	1,713,072	1,096,326	6,195,441	5,022,558	—	—	—	—	—
Vale Manganês S.A.	830,690	890,074	24,599	(5,009)	36,264	59,014	120,613	—	—	—	183,792	—
Vale Mina do Azul S.A.	81,692	—	(59,351)	—	—	(59,351)	—	—	—	—	—	—
Vale Moçambique Ltda.	857,851	325,697	(92,964)	(161,213)	(4,858)	(317,123)	(5,564)	—	—	—	—	—
Vale Shipping Holding Pte. Ltd.	3,161,578	1,244,667	26,827	34,869	—	60,644	—	—	—	—	—	—
Vale Soluções em Energia	224,798	198,622	(3,749)	(8,398)	—	(26,594)	—	—	—	—	—	—
Outras	316,516	833,646	(35,181)	7,896	(22,066)	11,794	50,790	—	—	—	—	—
	97,801,074	88,166,796	1,205,595	2,043,259	1,445,544	8,612,399	5,456,332	434,925	463,346	425,748	1,538,190	783,033

Affiliated companies
LOG-IN - Logística Intermodal S/A	219,946	223,908	(634)	(3,328)	(331)	(3,962)	(331)	—	—	—	—	—
Henan Longyu Energy Resources	609,926	416,092	41,975	29,066	(48,825)	110,336	20,960	—	—	76,483	—	146,938
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	2,769,477	3,064,924	(126,564)	(11,059)	(16,809)	(151,801)	(17,138)	—	—	—	—	—
Norsk Hydro ASA	6,657,882	—	119,710	79,446	—	199,156	—	—	84,079	—	84,079	—
Tecnored Desenvolvimento Tecnologico S.A.	86,192	65,855	(3,208)	(302)	—	(4,900)	(18,188)	—	—	—	—	—
Zhuhai YPM Pellet Co	41,377	42,180	(920)	2,043	552	(42)	9,523	—	—	—	—	—
Outras	425,485	131,606	(1,945)	(14,690)	9,230	(21,523)	(6,841)	—	—	—	—	—
	10,810,285	3,944,565	28,414	81,176	(56,183)	127,264	(12,015)	—	84,079	76,483	84,079	146,938
	108,611,359	92,111,361	1,234,009	2,124,435	1,389,361	8,739,663	5,444,317	434,925	547,425	502,231	1,622,269	929,971

(a) Investments sold in 2011

(b) Investments balances contain values of Advance for Future Capital Increase

(c )Excluded from stockholder’s equity, the entities’ investments already detailed

(d) Incorporated on Vale fertilizantes  in 2011

(e) Incorporated on Mineração Corumba in 2011

14          Intangible

	Three-month period ended (unaudited)
	Consolidated
	Goodwill	Concessions and subconcessions	Right to use	Others	Total
Balance at June 30, 2011	8,479,335	8,562,049	1,021,155	475,103	18,537,642
Additions	—	407,134	—	71,067	478,201
Disposals	82,028	(87,052)	—	(35,858)	(40,882)
Transfers	—	(541,480)	(10,124)	(36,035)	(587,639)
	—	(64,008)	—	64,008	—
Impairment	326,563	—	40,744	—	367,307
Balance at September 30, 2011	8,887,926	8,276,643	1,051,775	538,285	18,754,629

Balance at March 31, 2011	8,656,809	8,372,302	1,046,892	659,515	18,735,518
Additions	—	57,563	—	184,136	241,699
Disposals	(82,714)	(22,331)	—	(12,033)	(117,078)
Transfers	—	(140,670)	(10,157)	(61,330)	(212,157)
	—	295,185	—	(295,185)	—
Impairment	(94,760)	—	(15,580)	—	(110,340)
Balance at June 30, 2011	8,479,335	8,562,049	1,021,155	475,103	18,537,642

Balance at June 30, 2010	8,594,821	7,640,463	1,266,275	574,762	18,076,321
Additions	102,845	260,081	—	147,028	509,954
Disposals	—	(4,875)	—	(541)	(5,416)
Transfers	—	(103,655)	(5,988)	(61,860)	(171,503)
	—	213,126	—	(213,126)	—
Impairment	(83,631)	—	(8,687)	—	(92,318)
Balance at September 30, 2010	8,614,035	8,005,140	1,251,600	446,263	18,317,038

	Nine-month period ended (unaudited)
	Consolidated (unaudited)					Parent Company
	Goodwill	Concessions and subconcessions	Right to use	Others	Total	Total
Balance at January 1, 2011	8,654,307	7,879,502	1,054,289	685,690	18,273,788	13,563,108
Additions	—	1,100,254	—	222,644	1,322,898	440,454
Disposals	(686)	(113,917)	—	(2,038)	(116,641)	(30,789)
Amortization	—	(820,373)	(30,835)	(136,834)	(988,042)	(386,437)
Transfers	—	231,177	—	(231,177)	—	—
Translation adjustments	234,305	—	28,321	—	262,626	234,305
Balance at September 30, 2011	8,887,926	8,276,643	1,051,775	538,285	18,754,629	13,820,641

Balance at January 1, 2010	7,180,763	7,413,324	1,266,129	581,981	16,442,197	11,786,415
Additions	1,454,220	832,036	—	226,881	2,513,137	2,103,154
Disposals	—	(117,854)	—	(541)	(118,395)	(100,314)
Amortization	—	(335,492)	(17,965)	(148,932)	(502,389)	(317,453)
Transfers	—	213,126	—	(213,126)	—	—
Translation adjustments	(20,948)	—	3,436	—	(17,512)	(20,948)
Balance at September 30, 2010	8,614,035	8,005,140	1,251,600	446,263	18,317,038	13,450,854

15          Property, Plant and Equipment

	Consolidated (Unaudited)
	Three-month period ended
	Land	Buildings	Facilities	Computer Equipment	Mineral assets	Others	Construction in progress	Total
Balance at June 30, 2011	785,779	13,849,984	27,880,773	1,473,654	37,783,623	42,011,074	41,982,479	165,767,366
Additions	—	—	—	—	—	—	5,493,941	5,493,941
Disposals	—	(29,396)	(8,922)	(197)	(5,201)	(10,000)	(14,088)	(67,804)
Transfers	115,421	(1,952,937)	(1,161,284)	60,832	2,708,243	11,733,387	(2,828,505)	8,675,157
Translation adjustments	—	492,384	1,401,615	98,899	(313,503)	(4,725,999)	6,196,740	3,150,136
Balance at September 30, 2011	901,200	12,360,035	28,112,182	1,633,188	40,173,162	49,008,462	50,830,567	183,018,796

Depreciation/ Depletion:
Balance at June 30, 2011	—	(2,645,916)	(7,762,605)	(721,776)	(6,254,219)	(13,789,692)	—	(31,174,208)
Additions	—	(62,851)	(215,521)	(39,307)	(65,081)	(259,674)	—	(642,434)
Disposals	—	448	3,525	11,855	72,916	1,300	—	90,044
Transfers	—	(19,355)	439,908	6	(1,833,827)	(7,261,889)	—	(8,675,157)
Translation adjustments	—	73,932	(638,503)	(220,375)	1,409,683	4,856,971	—	5,481,708
Balance at September 30, 2011	—	(2,653,742)	(8,173,196)	(969,597)	(6,670,528)	(16,452,984)	—	(34,920,047)

Net Balance	901,200	9,706,293	19,938,986	663,591	33,502,634	32,555,478	50,830,567	148,098,749

Costs:
Balance at March 31, 2011	584,814	12,537,991	30,683,668	1,133,825	41,573,463	41,806,181	22,299,422	150,619,364
Additions	—	—	—	—	—	—	5,717,122	5,717,122
Disposals	(61)	(14,616)	(3,151)	(8,531)	(7,980)	253,053	223,322	442,036
Transfers	201,026	2,359,374	1,679,827	404,137	(6,805,736)	(6,489,146)	13,525,400	4,874,882
Translation adjustments	—	(1,032,765)	(4,479,571)	(55,777)	3,023,876	6,440,986	217,213	4,113,962
Balance at June 30, 2011	785,779	13,849,984	27,880,773	1,473,654	37,783,623	42,011,074	41,982,479	165,767,366

Depreciation/ Depletion:
Balance at March 31, 2011	—	(2,140,129)	(2,657,553)	(710,793)	(3,942,395)	(9,160,427)	—	(18,611,297)
Additions	—	(50,640)	(240,958)	(28,923)	(20,119)	(1,383,895)	—	(1,724,535)
Disposals	—	4	4,480	16	66,771	(350,333)	—	(279,062)
Transfers	—	(771,595)	(4,702,227)	(138,318)	955,465	(218,207)	—	(4,874,882)
Translation adjustments	—	316,444	(166,347)	156,242	(3,313,941)	(2,676,830)	—	(5,684,432)
Balance at June 30, 2011	—	(2,645,916)	(7,762,605)	(721,776)	(6,254,219)	(13,789,692)	—	(31,174,208)

Net Balance	785,779	11,204,068	20,118,168	751,878	31,529,404	28,221,382	41,982,479	134,593,158

Costs:
Balance at June 30, 2010	484,637	11,170,330	30,651,324	2,706,493	29,234,527	47,098,478	28,707,061	150,052,850
Additions	—	—	—	—	—	—	6,434,960	6,434,960
Disposals	(1,502)	(142,725)	(276,547)	(17,873)	—	(352,619)	(122,514)	(913,780)
Transfers	30,614	886,199	545,345	(1,088,492)	369,555	(3,875,147)	4,197,813	1,065,887
Translation adjustments	—	(380,229)	577,381	(125,775)	12,612,207	1,266,453	(6,675,880)	7,274,157
Balance at September 30, 2010	513,749	11,533,575	31,497,503	1,474,353	42,216,289	44,137,165	32,541,440	163,914,074

Depreciation/ Depletion:
Balance at June 30, 2010	—	(2,422,231)	(9,870,551)	(1,586,403)	(4,599,725)	(9,747,164)	—	(28,226,074)
Additions	—	(83,098)	(84,382)	(47,357)	(51,427)	(185,533)	—	(451,797)
Disposals	—	85,948	75,306	2,357	477	337,603	—	501,691
Transfers	—	(257,461)	(252,533)	754,800	(687,767)	(622,926)	—	(1,065,887)
Translation adjustments	—	170,016	(123,697)	(2,076)	575,275	(3,553,553)	—	(2,934,035)
Balance at September 30, 2010	—	(2,506,826)	(10,255,857)	(878,679)	(4,763,167)	(13,771,573)	—	(32,176,102)

Net Balance	513,749	9,026,749	21,241,646	595,674	37,453,122	30,365,592	32,541,440	131,737,972

	Consolidated (unaudited)
	Nine-month period ended
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	Construction in progress	Total
Costs:
Balance as of December 31, 2010	593,245	10,792,431	31,756,304	1,222,170	43,645,207	43,264,232	20,529,685	151,803,274
Acquisitions	—	—	—	—	—	—	15,287,531	15,287,531
Disposals	(61)	(235,222)	(1,531,250)	(8,926)	(111,747)	(702,709)	(177,088)	(2,767,003)
Transfers	308,016	2,853,969	1,273,463	382,319	(5,637,688)	4,873,391	9,496,569	13,550,039
Translation adjustment	—	(1,051,143)	(3,386,335)	37,625	2,277,390	1,573,548	5,693,870	5,144,955
Balance as of September 30, 2011	901,200	12,360,035	28,112,182	1,633,188	40,173,162	49,008,462	50,830,567	183,018,796

Depreciation/ depletion:
Balance as of December 31, 2010	—	(2,115,889)	(5,799,491)	(765,982)	(2,972,974)	(10,062,104)	—	(21,716,440)
Acquisitions	—	(160,021)	(683,512)	(98,466)	(175,310)	(2,345,350)	—	(3,462,659)
Disposals	—	191,024	1,527,062	11,871	148,044	564,548	—	2,442,549
Transfers	—	(966,909)	(3,875,118)	(55,843)	(1,835,545)	(6,816,624)	—	(13,550,039)
Translation adjustment	—	398,053	657,863	(61,177)	(1,834,743)	2,206,546	—	1,366,542
Balance as of September 30, 2011	—	(2,653,742)	(8,173,196)	(969,597)	(6,670,528)	(16,452,984)	—	(34,920,047)

Net balance	901,200	9,706,293	19,938,986	663,591	33,502,634	32,555,478	50,830,567	148,098,749

Costs:
Balance as of December 31, 2009	477,304	7,919,556	26,105,215	825,208	32,426,010	36,538,246	31,237,806	135,529,345
Acquisitions	—	—	—	—	—	—	3,354,333	3,354,333
Disposals	—	(776)	(68,057)	(62)	—	(66,161)	(129,666)	(264,722)
Transfers	54,127	1,670,352	1,610,546	261,746	7,345,105	(2,635,814)	(8,306,062)	—
Translation adjustment	—	53,385	55,376	6,734	468,164	539,505	353,757	1,476,921
Balance as of September 30, 2010	531,431	9,642,517	27,703,080	1,093,626	40,239,279	34,375,776	26,510,168	140,095,877

Depreciation/ depletion:
Balance as of December 31, 2009	—	(2,226,824)	(9,051,291)	(780,251)	(3,471,812)	(11,051,274)	—	(26,581,452)
Acquisitions	—	(50,508)	(267,077)	(81,244)	(38,143)	(436,870)	—	(873,842)
Disposals	—	132	60,709	41	—	10,123	—	71,005
Transfers	—	46,569	188,863	(161,814)	259,985	(333,603)	—	—
Translation adjustment	—	(8,942)	(15,759)	(2,918)	(70,146)	(31,366)	—	(129,131)
Balance as of September 30, 2010	—	(2,239,573)	(9,084,555)	(1,026,186)	(3,320,116)	(11,842,990)	—	(27,513,420)

Net balance	531,431	7,402,944	18,618,525	67,440	36,919,163	22,532,786	26,510,168	112,582,457

	Parent Company (Unaudited)
	Nine-month period ended
	Land	Buildings	Facilities	Computer equipment	Mining assets	Others	Construction in progress	Total
Costs:
Balance as of December 31, 2010	361,738	3,425,775	13,252,111	216,753	3,267,659	17,075,281	17,961,535	55,560,852
Acquisitions	—	—	—	—	—	—	9,174,908	9,174,908
Disposals	(61)	(192,663)	(1,521,678)	(400)	(92,974)	(501,337)	(198,301)	(2,507,414)
Transfers	266,748	1,014,893	2,659,028	604,771	309,229	(585,909)	(2,713,707)	1,555,053
Balance as of September 30, 2011	628,425	4,248,005	14,389,461	821,124	3,483,914	15,988,035	24,224,435	63,783,399

Depreciation/ depletion:
Balance as of December 31, 2010	—	(882,563)	(4,672,694)	(39,844)	(502,922)	(5,001,058)	—	(11,099,081)
Acquisitions	—	(81,626)	(372,715)	(77,817)	(71,818)	(834,986)	—	(1,438,962)
Disposals	—	189,447	1,519,452	333	68,223	469,920	—	2,247,375
Transfers	—	(277,920)	53,296	(491,597)	(1,001)	(837,831)	—	(1,555,053)
Balance as of September 30, 2011	—	(1,052,662)	(3,472,661)	(608,925)	(507,518)	(6,203,955)	—	(11,845,721)

Net balance	628,425	3,195,343	10,916,800	212,199	2,976,396	9,784,080	24,224,435	51,937,678

Costs:
Balance as of December 31, 2009	271,802	3,111,165	14,222,317	904,330	1,975,980	16,545,646	14,255,961	51,287,201
Acquisitions	—	—	—	—	—	—	5,613,792	5,613,792
Disposals	(2,100)	(181,195)	(1,369,299)	(19,601)	(123,185)	(508,335)	(524,929)	(2,728,644)
Transfers	87,585	1,026,916	1,041,341	(23,401)	1,653,189	(344,741)	(3,062,318)	378,571
Balance as of September 30, 2010	357,287	3,956,886	13,894,359	861,328	3,505,984	15,692,570	16,282,506	54,550,920

Depreciation/ depletion:
Balance as of December 31, 2009	—	(779,554)	(4,469,905)	(601,960)	(444,630)	(5,297,919)	—	(11,593,968)
Acquisitions	—	(76,029)	(397,119)	(95,379)	(91,698)	(856,913)	—	(1,517,138)
Disposals	—	8,386	247,406	6,014	58,674	170,660	—	491,140
Transfers	—	(208,617)	(2,368)	114,649	—	(282,235)	—	(378,571)
Balance as of September 30, 2010	—	(1,055,814)	(4,621,986)	(576,676)	(477,654)	(6,266,407)	—	(12,998,537)

Net balance	357,287	2,901,072	9,272,373	284,652	3,028,330	9,426,163	16,282,506	41,552,383

Depreciation of the period allocated to the production cost and expenses, for the three-months period ended at September 30, 2011, June 30, 2011, and September 30, 2010, in the amount of R$ 1,666,180, R$ 1,553,128 and R$ 1,230,753, respectively, and for the nine-months period ended at September 30, 2011 and September 30, 2010, in the amount of R$ 4,818,346 and R$ 3,946,919, respectively in the consolidated, and at September 30, 2011 and September 30, 2010, in the amount of R$ 1,433,620 and R$ 1,497,304, respectively in the parent company.

The net property, plant and equipments given in guarantees for judicial claims at September 30, 2011 and December 31, 2010 correspond to R$ 246,843, and R$ 302,818 in the consolidated, and R$ 188,805 and R$ 234,057 in the parent company, respectively.

16          Loans and Financing

a)         Short-Term Debt

	Consolidated
	September 30, 2011	December 31, 2010
	(unaudited)
Export-import financing	644,861	804,754
Working capital	108,929	339,716
	753,790	1,144,470

Refer to short-term financing for export denominated in US dollars, with an average interest rate of 1.24% at September 30, 2011.

b)         Long-term debt

			Consolidated
	Current liabilites		Non-Current liabilities
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing denominated in the following currencies:
U.S. dollars	1,155,797	4,062,179	6,709,424	5,416,060
Other debt securities	42,696	29,400	441,922	361,590
Fixed rate notes US dollares	741,760	—	18,230,450	17,065,330
Euro	—	—	1,870,349	1,671,000
Perpetual notes	—	—	144,983	130,260
Accrued charges	407,072	400,930	—	—
	2,347,325	4,492,509	27,397,128	24,644,240
Domestic operations
Indexed by TJLP, TR, IGP-M and CDI	390,360	186,120	7,529,023	6,962,954
Basket of currencies	—	2,340	331,216	207,340
Loans in U.S. dollars	246,134	2,020	1,799,370	1,229,300
Non-convertible debentures	11,866	—	4,774,953	4,735,650
Accrued charges	338,226	183,410	—	—
	986,586	373,890	14,434,562	13,135,244
	3,333,911	4,866,399	41,831,690	37,779,484

			Parent company
	Current liabilites		Non-Current liabilities
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing in:
U.S. dollars	116,938	235,565	3,182,812	2,530,855
Other currencies	2,975	5,016	—	—
Euro	—	—	1,870,349	1,671,000
Accrued charges	60,211	73,166	—	—
	180,124	313,747	5,053,161	4,201,855
Domestics operations
Indexed by TJLP, TR, IGP-M and CDI	205,870	121,007	6,710,181	6,274,547
Basket of currencies	8,821	2,345	324,017	207,044
Loans in U.S. dollars	111,018	—	1,794,385	1,224,316
Non-convertible debentures	—	—	4,000,000	4,000,000
Accrued charges	323,018	179,054	—	—
	648,727	302,406	12,828,583	11,705,907
	828,851	616,153	17,881,744	15,907,762

The long-term portions at September 30, 2011 have maturity in the following years (unaudited):

	Consolidated		Parent Company
2012	725,884	1%	168,556	1%
2013	6,289,779	15%	4,711,500	26%
2014	2,748,673	7%	1,879,972	11%
2015	1,887,164	5%	881,496	5%
2016 onwards	29,375,708	70%	10,240,220	57%
No due date (Perpetual notes and non-convertible debentures)	804,482	2%	—	0%
	41,831,690	100%	17,881,744	100%

As at September 30, 2011, annual interest rates on long-term debt were as follows (unaudited):

	Consolidated	Parent Company
Up to 3%	9,529,697	5,228,550
3,1% to 5%	4,571,790	2,216,151
5,1% to 7% (*)	16,587,852	1,708,508
7,1% to 9% (**)	6,576,208	2,287,070
9,1% to 11% (**)	172,085	—
Over 11% (**)	7,579,649	7,270,316
Variable (Perpetual notes)	148,320	—
	45,165,601	18,710,595

(*) Includes the operation of Eurobonds which we have entered derivative financial instrument at a cost of 4.71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. These operations derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$11,381,978, of which R$9,538,104 has an original interest rates above 7.1% per year. The average cost after taking into account the derivative transaction is 3.08% per year in US dollars.

The total average cost of all derivative transactions is of 3.31% per year in US dollars.

In August 2011, Vale signed an agreement with certain commercial banks with the support of Korean Trade Insurance Corporation (K-SURE), in order to finance the acquisition of five very large ore vessels and two capsizes’ ships. The total amount of the facility is US$ 530 million (equivalents to R$ 835 millions) and the funds will be disbursed according to the delivery of the vessels. As of September 30, 2011, Vale had drawn US$91 million (equivalents to R$ 169 million on September 30, 2011) under the facility.

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers with 400,000 dwt, comprising a facility in an amount up to US$1,229 (equivalent to R$ 2,049 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of September 30, 2011, we had drawn US$467 million (equivalent to R$ 866 million) under the facility.

In September 2010, we issued US$1 billion (equivalents to R$ 1,694 million) notes due 2020 and US$750 (equivalent to R$ 1,271 million) notes due 2039. The 2020 notes were sold at a price of 99.030% of the principal amount and will bear a coupon of 4.625% per year, payable semi-annually. The 2039 notes that were sold at a price of 110.872% of the principal amount will be consolidated with and form a single series with Vale Overseas US$1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.

c) Credit Lines

Vale has available revolving credit lines that can be disbursed and paid optionally. On September 30, 2011, the amount available involving credit lines was US$ 4,100 million (equivalent to R$ 6,041 million). As of September 30, 2011, no amounts were withdrawn, but letters of credit totaling US$ 105 million (equivalent to R$ 195 million on September 30, 2011) relating to the line of credit were issued in favor of subsidiary Vale Canada Limited and continue outstanding according to the revolving credit terms.

In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau, Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million (equivalent to R$ 468 million) with a final maturity of 10 years. As of September 30, 2011 we had drawn all amounts available under this facility.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion (equivalent to R$ 1,854 million on September 30, 2011). As of September 30, 2011, Vale disbursed US$ 500 million (equivalent to R$ 927 million on September 30, 2011).

In June 2010, Vale established some credit lines totaling R$ 774 million with the Banco Nacional de Desenvolvimento Econômico Social — BNDES, in order to finance the acquisition of domestic equipments. In March 31, 2011, Vale increased the amount of credit lines through a new agreement with BNDES in R$ 103 million. As of September 30, 2011, US$ 184 was disbursed in this agreement.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of US$ 5 billion (equivalents to R$ 9,272 million on September 30, 2011), being US$ 3 billion (equivalents to R$ 5,563 million on September 30, 2011) with Japan Bank for International Cooperation (JIBC) and US$ 2 billion (equivalents to R$ 3,709 million on September 30, 2011) with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. As of September 30, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew US$ 300 million (equivalent to R$ 556 million on September 30, 2011), under this credit facility to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7,300 (US$ 4 billion) with Banco Nacional de Desenvolvimento Econômico e Social - BNDES to finance its investment program. As of September 30, 2011, Vale withdrew R$ 2.391 million in this facility.

d) Guarantee

On September 30, 2011, R$1,603 million of the total aggregate outstanding debt were secured by fixed assets. The outstanding balance, in the amount of R$ 43,383 million has no guarantee.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of September 30, 2011.

17          Provision

Vale and its subsidiaries are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues in court proceedings, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company management, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

a)              Provision for contingences

Provisions that are considered by management of the Company and its legal counsel as necessary to cover possible losses in legal proceedings of any kind are detailed as follows:

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Tax contingencies	1,446,290	1,477,488	418,676	324,518
Civil contingencies	931,587	893,434	669,919	680,338
Labor contingencies	1,383,909	1,277,360	1,171,032	1,072,097
Environmental contingencies	52,941	64,059	39,039	30,820

Total accrued liabilities	3,814,727	3,712,341	2,298,666	2,107,773

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Balance at the beginning of the period	3,712,341	4,201,617	2,107,773	2,730,560
Provisions, net of reversals	583,574	76,307	573,123	(61,458)
Payments	(512,107)	(606,231)	(402,378)	(601,677)
Monetary update	30,919	40,648	20,148	40,348

Balance at the end of period	3,814,727	3,712,341	2,298,666	2,107,773

Provisions for Tax Contingencies - The main nature of tax causes refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources - CFEM and about denials of compensation claims of credits in the settlement of federal taxes. The other causes refer to the charges of Additional Port Workers Compensation - AITP and questions about the location for the purpose of incidence of Service Tax - ISS.

Provision for Civil Contingencies - They are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provision for Labor Contingencies - Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring objects are payment of overtime, hours in “intinere”, hazard pay and unhealthy. The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whose core is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits as at September 30, 2011, December 31, 2010 totaling R$ 3,177,704, R$ 3,062,337, in the consolidated company and R$ 2,361,105 and R$ 2,312,465 in the parent company, respectively. Judicial deposits are collateral to those provisions, required by court, are monetarily restated and are recorded in non-current assets of the Company until happens the judicial decision of redeem these deposits by the complainant, unless happens a favorable outcome of the issue for the entity.

In addition to contingencies for which we made provisions, the company are part in claim where the loss expectation is considered possible for Vale and for its attorneys and that represent on September 30, 2011 and December 31, 2010, the total amount of R$ 40,769,086 and R$ 9,605,546 in the consolidated company and R$ 34,262,857 and R$ 4,484,876 on the parent company, respectively. For these cases it was not recorded provision. The variation in the claims values regarding reasonably possible contingencies is related with cases in which is discussed the payment in Brazil, of income tax and social contribution on net income on the profits of foreign subsidiaries.

b)              Asset Retirement Obligations

The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. Changing circumstances, law or technology may affect the estimates and periodically the amount allocated is reviewed and adjusted when necessary. The provision does not reflect duties unclaimed because there is no information about it. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to September 30, 2011, December 31, 2010 were 7.96%. The recorded liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated		Parent Company
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(unaudited)		(unaudited)
Balance at the beginning of the period	2,591,435	2,086,800	805,265	846,022
Provisions, net of reversals	169,038	204,536	78,414	132,275
Payments	(66,954)	(78,140)	(28,588)	(77,057)
Monetary update	(123,406)	383,941	29,282	(95,975)
	71,791	(5,702)	—	—
Balance at the end of period	2,641,904	2,591,435	884,373	805,265
	98,357	128,281	45,122	44,427
Current	2,543,547	2,463,154	839,251	760,838
Non-Current	2,641,904	2,591,435	884,373	805,265

18          Income Tax and Social Contribution Deferred

The Company’s income is subject to a common taxable rule applicable to all companies in general.  The net deferred movements are presented as follows (unaudited):

	Consolidated	Parent company
Assets	2,439,984	1,788,980
Liabilites	(12,947,141)	(3,574,271)
Deffered tax balance on December 31, 2010	(10,507,157)	(1,785,291)

Net income effects	647,943	691,045
Cumulative translation adjustment	(415,210)	—
Tax losses consumption	(199,148)	—
Defferred social contribution	3,574,271	3,574,271
Other comprehensive income	11,658	11,658
Deffered tax balance on September 30, 2011	(6,887,643)	2,491,683
Assets	3,815,613	2,491,683
Liabilites	(10,703,256)	—
	(6,887,643)	2,491,683

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations are subjects to vary rates depending on jurisdiction.

In July 2011, we made a payment as a consequence of a Brazilian court decision in a case related to the exemption of the Social Contribution (Contribuição Social sobre o Lucro Líquido).

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated					Parent Company
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Income before tax and social contribution	8,343,513	14,171,075	14,623,676	36,182,643	25,347,769	34,097,576	24,891,688
Results of equity investments	(28,414)	(81,176)	56,183	(127,264)	12,015	(8,739,663)	(5,444,317)
Tax effect on non-taxable functional currency	(306,815)	112,388	1,327,547	(114,265)	239,747	—	—
	8,008,284	14,202,287	16,007,406	35,941,114	25,599,531	25,357,913	19,447,371
Income tax and social contribution at statutory rates - 34%	(2,722,817)	(4,828,778)	(5,442,518)	(12,219,980)	(8,703,841)	(8,621,690)	(6,612,106)
Adjustments that affects the basis of taxes:
Income tax and social contribution on interest on capital	946,680	411,382	363,380	2,086,929	1,110,700	2,066,529	1,110,700
Tax incentives	192,297	393,945	458,601	938,873	968,267	694,775	763,603
Results of overseas companies taxed by different rates which differs from the parent company rate	539,263	351,343	765,670	2,091,316	1,767,644	—	—
Social contribution contingent paid	885,981	—	—	885,981	—	885,981	—
Others	(334,873)	(318,916)	(115,386)	(734,780)	(57,918)	336,107	135,638
Income tax and social contribution on the income for the period	(493,469)	(3,991,024)	(3,970,253)	(6,951,661)	(4,915,148)	(4,638,298)	(4,602,165)

In Brazil, Vale has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally expire until 2018. Part of the iron and railroad operations in the North was recognized as incentives by 10 years since 2009. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia - SUDAM and the Northeast Development Superintendence - SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders.

Abroad, Vale has tax incentives related to the Goro project in New Caledonia that include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary tax incentives in which are subject to an earlier interruption, in case the project reaches a specific cumulative rate of return. Goro is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. The benefits of this legislation are expected to apply any taxes then applicable when the Goro project is in operation.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

In Brazil, the use of compensatory of tax losses accurate not prescribing, and its use is restricted to 30% of taxable income in calculating the annual and quarterly income tax.

19              Employee Benefits Obligations

a)              Costs of retirement benefit obligations

In the 2010 annual statements of Vale disclosed that expects to disburse in 2011 with pension plans and other benefits to the consolidated R$ 540,039 and for the parent company R$ 222,151. Until September 30, 2011, contributions totaled R$ 410,103 in consolidated and R$ 209,504 in the parent company. Vale does not expect significant changes in estimates disclosed in 2010.

It was made a special contribution by Vale Canada Limited to the defined benefit plan in the amount of R$ 534,208 during the period. This contribution was made in order to bring the proper proportion to the plan, according to the Canadian regulatory requirements.

	Consolidated
	Three-month period ended
	September 30, 2011			June 30, 2011			September 30, 2010
	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários
Custo do serviço - benefício adquirido no período	384	30,026	13,267	139	30,307	13,174	2,139	33,225	13,086
Custo de juros sobre o benefício obrigatório projetado	162,081	172,298	42,106	162,551	171,921	41,760	178,524	160,616	45,661
Retorno esperado sobre os ativos do plano	(273,957)	(158,697)	(328)	(273,474)	(161,630)	(319)	(275,291)	(142,817)	—
Amortização da obrigação transitória inicial	—	8,833	(7,821)	—	9,897	(6,584)	(1,310)	21,805	(14,898)
Efeito do limite do parágrafo 58 (b)	111,492	—	—	110,784	—	—	95,938	—	—
Custo de aposentadoria líquido	—	52,460	47,224	—	50,495	48,031	—	72,829	43,849

	Consolidated
	Nine-month period ended
	September 30, 2011			September 30, 2010
	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários
Custo do serviço - benéficio adquirido no período	1,443	93,470	39,916	2,185	91,669	34,819
Custo de juros sobre o benefício obrigatório projetado	486,948	517,292	126,017	430,617	480,189	131,123
Retorno esperado sobre os ativos do plano	(822,646)	(474,979)	(980)	(694,968)	(433,872)	—
Amortização da obrigação transitória inicial	—	33,236	(21,456)	(1,310)	21,805	(14,898)
Efeito do limite do parágrafo 58 (b)	334,255	—	—	263,476	—	—
Custo de aposentadoria líquido	—	169,019	143,497	—	159,791	151,044

	Parent Company
	Nine-month period ended
	September 30, 2011			September 30, 2010
	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários	Planos superavitários (*)	Planos deficitários	Outros benefícios deficitários
Custo do serviço - benefício adquirido no período	47	20,783	3,546	68	20,292	2,952
Custo de juros sobre o benefício obrigatório projetado	429,520	228,064	32,169	378,139	191,026	25,793
Retorno esperado sobre os ativos do plano	(745,614)	(207,625)	—	(629,515)	(167,106)	—
Efeito do limite do parágrafo 58 (b)	316,047	—	—	251,308	—	—
Custo de aposentadoria líquido	—	41,222	35,715	—	44,212	28,745

(*) The Company did not recorded on its balance sheet the assets and related counterparts resulting from actuarial valuation of surplus plans, because there is none a clearly evidence about its performance, in accordance as established in the paragraph 58 (b) of CPC 33.

b)             Profit Sharing Plan

The Company, based in the Profit Sharing Program (PPR) allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.

The Profit Sharing in the Company for each employee is calculated individually depending on the achievement of goals previously established by indicators blocks according performance as: the Company, Department or Business Unit, Team, individual, and related on the individual competence. The contribution of each block of performance in the score of employees is discussed and agreed each year, between Vale and the unions representing their employees.

The Company accrued expenses / costs related to profit sharing as follows (unaudited):

	Consolidated
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Operacional expenses	172,593	153,754	83,321	485,524	284,609
Cost of products	188,509	196,263	125,324	588,659	361,057
Total	361,102	350,017	208,645	1,074,183	645,666

	Parent Company
	Nine-month period ended
	September 30, 2011	September 30, 2010

Operacional expenses	478,769	204,944
Cost of products	501,164	357,165
Total	979,933	562,109

c)              Non-current incentive compensation plan

Aiming to promote the vision of “shareholder”, in addition to increasing the ability to retain executives and to strengthen the performance culture supported the Board of Directors approved a Long-term Compensation Plan, for some executives of the Company, which was implemented for 3-year cycles.

Under the terms of the plan, the participants, restricted to certain executives, may allocate a portion of their annual bonus plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.

The shares purchased by the executive have no restrictions and can according to its own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equal to the amount of stock holdings based on market quotations. The total number of shares subject to the plan on September 30, 2011 and December 31, 2010 are 3,130,620 and 2,458,627, respectively.

Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of shares based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

We account for the cost of compensation provided to our executives who are under this incentive long-term compensation plan according to requirements of the CPC as 10 “Share-based payments.” Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. The compensation costs incurred are recognized by the vesting period defined in three years. In the three-months period ended September 30, 2011, June 30, 2011 and September 30, 2010, Vale has recorded a provision of R$ 196,784, R$ 172,567 and R$ 159,465, respectively, in income.

20          Classification of Financial Instruments

The assets and liabilities are classified into four categories of measurement: assets and liabilities at fair value through income (not including derivatives designated as hedges), assets available for sale, loans and receivables and held to maturity.

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated (Unaudited)
	September 30, 2011
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Available-for-sale	Total
Financial assets
Current
Cash and cash equivalents	14,674,488	—	—	—	14,674,488
Short-term investments	—	—	—	—	—
Derivatives at fair value	—	1,133,162	423,358	—	1,556,520
Assets available-for-sale	—	—	—	13,545	13,545
Accounts receivable from customers	16,577,820	—	—	—	16,577,820
Related parties	67,250	—	—	—	67,250
	31,319,558	1,133,162	423,358	13,545	32,889,623
Non current	—	—	—	—
Related parties	15,711	—	—	—	15,711
Loans and financing	534,796	—	—	—	534,796
Derivatives at fair value	—	13,588	90,205	—	103,793
	550,507	13,588	90,205	—	654,300

Total of financial assets	31,870,065	1,146,750	513,563	13,545	33,543,923

Financial liabilities
Current
Suppliers and contractors	8,732,002	—	—	—	8,732,002
Derivatives at fair value	—	10,318	—	—	10,318
Current portion of long-term debt	3,333,911	—	—	—	3,333,911
Loans and financing	753,790	—	—	—	753,790
Related parties	34,031	—	—	—	34,031
	12,853,734	10,318	—	—	12,864,052
Non current
Derivatives at fair value	—	1,013,805	—	—	1,013,805
Loans and financing	41,831,690	—	—	—	41,831,690
Related parties	—	—	—	—	—
Debentures	—	2,366,965	—	—	2,366,965
	41,831,690	3,380,770	—	—	45,212,460

Total of financial liabilities	54,685,424	3,391,088	—	—	58,076,512

	Consolidated
	December 31, 2010
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Available-for-sale	Total at December 31, 2010
Financial assets
Current
Cash and cash equivalents	13,468,958	—	—	—	13,468,958
Short-term investments	2,987,497	—	—	—	2,987,497
Derivatives at fair value	—	51,423	35,847	—	87,270
Assets available-for-sale	—	—	—	20,897	20,897
Accounts receivable from customers	13,962,306	—	—	—	13,962,306
Related parties	90,166	—	—	—	90,166
	30,508,927	51,423	35,847	20,897	30,617,094
Non-current
Related parties	8,032	—	—	—	8,032
Loans and financing	274,464	—	—	—	274,464
Derivatives at fair value	—	501,722	—	—	501,722
	282,496	501,722	—	—	784,218
Total of assets	30,791,423	553,145	35,847	20,897	31,401,312

Financial liabilities
Current
Derivatives at fair value	5,803,709	—	—	—	5,803,709
Current portion of long-term debt	—	92,182	—	—	92,182
Loans and financing	4,866,399	—	—	—	4,866,399
Related parties	1,144,470	—	—	—	1,144,470
	11,814,578	92,182	—	—	11,906,760
Non-current
Loans and financing	—	14,929	87,751	—	102,680
Related parties	37,779,484	—	—	—	37,779,484
Debentures	3,362	—	—	—	3,362
	37,782,846	14,929	87,751	—	37,885,526

Total of liabilities	49,597,424	107,111	87,751	—	49,792,286

	Parent Company (unaudited)
	September 30, 2011
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Total
Financial assets
Current
Cash and cash equivalents	4,180,831	—	—	4,180,831
Short-term investments	—	—	—	—
Derivatives at fair value	—	852,163	1,559	853,722
Assets available-for-sale	—	—	—	—
Accounts receivables from customers	18,287,322	—	—	18,287,322
Related parties	2,730,547	—	—	2,730,547
	25,198,700	852,163	1,559	26,052,422
Non-current
Related parties	451,038	—	—	451,038
Loans and financing	155,345	—	—	155,345
Derivatives at fair value	—	—	—	—
	606,383	—	—	606,383
Total of financial assets	25,805,083	852,163	1,559	26,658,805

Financial liabilities
Current
Suppliers and contractors	3,599,334	—	—	3,599,334
Derivatives at fair value	—	—	—	—
Current portion of long-term debt	828,851	—	—	828,851
Loans and financing	—	—	—	—
Related parties	4,864,492	—	—	4,864,492
	9,292,677	—	—	9,292,677
Non-current
Derivatives at fair value	—	778,879	—	778,879
Loans and financing	17,881,744	—	—	17,881,744
Related parties	28,985,546	—	—	28,985,546
Debentures	—	2,366,965	—	2,366,965
	46,867,290	3,145,844	—	50,013,134
Total of financial liabilities	56,159,967	3,145,844	—	59,305,811

	Consolidated
	December 31, 2010
	Loans and receivables	At fair value through profit or loss	Derivatives designated as hedge	Total
Financial assets
Current
Cash and cash equivalents	4,823,377	—	—	4,823,377
Derivatives at fair value	—	854	35,847	36,701
Accounts receivables from customers	18,378,124	—	—	18,378,124
Related parties	1,123,183	—	—	1,123,183
	24,324,684	854	35,847	24,361,385
Non-current
Related parties	1,936,328	—	—	1,936,328
Loans and financing	163,775	—	—	163,775
Derivatives at fair value	—	284,127	—	284,127
	2,100,103	284,127	—	2,384,230

Total of financial assets	26,424,787	284,981	35,847	26,745,615

Financial liabilities
Current
Suppliers and contractors	2,863,317	—	—	2,863,317
Current portion of long-term debt	616,153	—	—	616,153
Related parties	5,325,746	—	—	5,325,746
	8,805,216	—	—	8,805,216
Non-current
Loans and financing	15,907,762	—	—	15,907,762
Related parties	27,597,237	—	—	27,597,237
Debentures	—	2,139,923	—	2,139,923
	43,504,999	2,139,923	—	45,644,922

Total of financial liabilities	52,310,215	2,139,923	—	54,450,138

21          Fair Value Estimation

The Company reports its assets and liabilities at fair value, based on relevant accounting pronouncements that define fair value, a framework for measuring fair value, which refers to evaluation concepts and practices and requires certain disclosures about fair value.

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost. Based on these approaches, the Company assumes the value that market participants would use when pricing the asset or liability, including assumptions about risks and inherent risks in the inputs used in valuation techniques. These entries can be easily observed, confirmed by the market or not observed. The Company uses techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. According to the pronouncement, those inputs to measure the fair value are classified into three levels of hierarchy. The financial assets and financial liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable on level 1, either directly or indirectly, for the term of the asset or liability; and

Level 3 - Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

The tables below present the assets and liabilities of the parent company and consolidated measured at fair value.

	Consolidated (Unaudited)
	September 30, 2011
	Level 1	Level 2	Total	Level 2	Total

Financial assets
Current
Deriatives at fair value through profit or loss	2,094	1,131,068	1,133,162	852,163	852,163
Derivatives designated as hedges	—	423,358	423,358	1,559	1,559
	2,094	1,554,426	1,556,520	853,722	853,722
Available-for-sale
Financial assets available-for-sale	13,545	—	13,545	—	—
	15,639	1,554,426	1,570,065	853,722	853,722
Non-current
Deriatives at fair value through profit or loss	—	13,588	13,588	—	—
Derivatives designated as hedges	—	90,205	90,205	—	—
	—	103,793	103,793	—	—
Total of assets	15,639	1,658,219	1,673,858	—	—

Financial liabilities
Current
Deriatives at fair value through profit or loss	1,453	8,865	10,318	—	—
Derivatives designated as hedges	—	—	—	—	—
	1,453	8,865	10,318	—	—
Non-current
Deriatives at fair value through profit or loss	323	1,013,482	1,013,805	778,879	778,879
Derivatives designated as hedges	—	—	—	—	—
	323	1,013,482	1,013,805	778,879	778,879

Stockholders’ debentures	—	2,366,965	2,366,965	2,366,965	2,366,965
	323	3,380,447	3,380,770	3,145,844	3,145,844
Total of liabilities	1,776	3,389,312	3,391,088	3,145,844	3,145,844

	Consolidated
	December 31, 2010
	Level 1	Level 2	Total	Level 2	Total

Financial Assets
Current
Derivatives at fair value through profit or loss	21,660	29,763	51,423	36,701	36,701
Derivatives designated as hedges	—	35,847	35,847	—	—
	21,660	65,610	87,270	36,701	36,701
Available-for-sale
Financial assets available-for-sale	20,897	—	20,897	—	—
	20,897	—	20,897	—	—
Non-current
Derivatives at fair value through profit or loss	—	501,722	501,722	284,127	284,127
Derivatives designated as hedges	—	—	—	—	—
	—	501,722	501,722	284,127	284,127
Total of assets	42,557	567,332	609,889	320,828	320,828

Financial Liabilities
Current
Derivatives at fair value through profit or loss	19,650	72,532	92,182	—	—
Derivatives designated as hedges	—	—	—	—	—
	19,650	72,532	92,182	—	—
Non-current
Derivatives at fair value through profit or loss	784	14,145	14,929	—	—
Derivatives designated as hedges	—	87,751	87,751	—	—
	784	101,896	102,680	—	—

Stockholders’ debentures	—	2,139,923	2,139,923	2,139,923	2,139,923

Total of liabilities	20,434	2,314,351	2,334,785	2,139,923	2,139,923

a)              Methods and Techniques of Evaluation

•               Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                  Derivatives designated or not as hedge

We used evaluation methodologies commonly employed by participants in the derivatives market to the estimated fair value. The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model, widely used by market participants for valuing options. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman, also widely used to price this type of option. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

•                  Stockholders’ Debentures

Their fair values are measured based on market approach, and their reference prices are available on the secondary market.

•               Available-for-sale assets

Comprise the assets that are neither held for trading nor held-to-maturity, for strategic reasons, and have readily available price on the market. Investments are valued based on quoted prices in active markets where available. When there is no market value, we use inputs other than quoted prices.

b)              Measurement of Fair Value Compared to the Accounting Balance

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated (unaudited)
	September 30, 2011
	Balance as per	Fair value at	Level 1	Level 2
Loans (long term)*	44,420,303	46,068,859	33,536,824	12,532,035

* net of interest of R$ 745,298

	Consolidated (unaudited)
	December 31, 2010
	Balance as per	Fair value at	Level 1	Level 2

Loans (long term)*	42,061,543	44,232,611	33,607,254	10,625,357

* net of interest of R$584,340

	Parent Company (Unaudited)
	September 30, 2011
	Balance as per	Fair value at	Level 1	Level 2

Loans (long term)*	18,327,366	18,315,909	11,335,947	6,979,962

* net of interest of R$ 383,229

	Parent Company (unaudited)
	December 31. 2010
	Balance as per	Fair value at	Level 1	Level 2

Loans (long term)*	16,271,695	16,628,059	13,943,811	2,684,248

* net of interest of R$ 252,220

22          Stockholders’ Equity

a)              Capital

As of September 30, 2011, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

Shareholders	Common (ON)	Preferred (PNA)	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian government (Tesouro Nacional / BNDES / INSS / FPS)	—	12	12
Foreign investors - ADRs	778,764,789	799,438,287	1,578,203,076
FMP - FGTS	99,452,538	—	99,452,538
PIBB - BNDES	1,886,275	2,834,253	4,720,528
BNDESPar	218,386,481	69,432,771	287,819,252
Foreign institutional investors in the local market	146,288,742	350,916,566	497,205,308
Institutional investors	169,730,070	373,319,914	543,049,984
Retail investors in Brazil	52,416,535	339,542,353	391,958,888
Treasury stock in Brazil	73,364,007	152,755,462	226,119,469
Total	3,256,724,482	2,108,579,618	5,365,304,100

Each holder of common and preferred class A shares is entitled to one vote for each share on the issues presented in the general assembly, except the election of the Board, which is restricted to holders of common shares. The Brazilian government owns twelve special preferred shares, which confer permanent rights to veto over specific items.

The holders of common and preferred shares has the same right to receive a mandatory minimum dividend of 25% of annual adjusted net income, based on the books in Brazil, with the approval of the annual general meeting of Stockholders. In the case of preferred Stockholders, this dividend can not be less than 6% of preferred capital determined on the basis of statutory accounting records or, if greater, 3% of equity value per share. This dividend is considered legal or statutory obligation.

The directors and executive officers as a group hold 54,344 common shares and 690,559 preferred shares.

The Board of Directors may, regardless of statutory reform, deliberate the issuance of new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all no-par-value shares.

b)      Resources linked to the future mandatory conversion in shares

The mandatory convertible notes to be settled as at September 30, 2011 are presented:

	Date		Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE and VALEP - 2012	July/2009	Junho/2012	1,858	1,523	6.75% a.a.

The securities have coupons payable quarterly and are entitled to receive additional compensation equivalent to cash distribution paid to holders of American Depositary Shares (ADS). These notes were bifurcated between the equity instruments and liabilities.

Linked resources for future conversion, net of taxes, are equivalent to the maximum quantity of common and preferred shares, as shown below. All shares are currently held in treasury stock.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE and VALEP - 2012	18.415.859	47.284.800	473	1,050

In April 2011, Vale pay additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of R$ 1.553396 and R$ 1.796672 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALEP-2012, R$0.7776700 and R$0.8994610, respectively, and in October 2010, VALE-2012 and VALEP-2012, R$1.381517 and R$1.597876 per note, respectively.

In June 2010, the notes of Rio and Rio P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.

In April 2010, the Company paid additional interest to holders of mandatorily convertible notes, series RIO and RIO P, R$0.722861 and R$0.857938 per note, respectively, and series VALE-2012 and VALE.P-2012, R$1.042411 and R$1.205663 per note, respectively.

c)              Treasury stocks

In June 30, 2011, the Board of Directors approved the repurchase shares program up to the amount of US$3 billion involving up to 84,814,902 common shares and 102,231,122 preferred shares. The repurchased shares will be canceled after the end of the program to be completed in November 25, 2011.

On September 30, 2011, there are 226,119,469 treasury stocks, in the amount of R$ 8,146,252, as follows (unaudited):

								Average quoted market price
	Shares quantity				Unit acquisition cost			September 30,
Classes	December 31, 2010	Addition	reduction	September 30, 2011	Average	Low(*)	High	2011	December 31, 2010
Preferred	99,649,571	53,105,900	(9)	152,755,462	37	14	48	47	45.08
Common	47,375,394	25,988,880	(267)	73,364,007	34	20	55	42	51.50

Total	147,024,965	79,094,780	(276)	226,119,469

Shares value with splits: R$1,17 preferred and R$1,67 common.

d)              Basic and diluted earnings per share

•                  Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to Stockholders of the company by the weighted average number of shares outstanding (total shares less treasury stock).

•                  Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average quantity of shares outstanding to assume conversion of all potential diluted shares. The Company has in its records, mandatorily convertible notes into shares, which will be converted using treasury stock held by the Company. It is assumed that the convertible debt was converted into common shares and net income is adjusted to eliminate interest expense less the tax effect. These notes were recorded as an equity instrument, mainly because there is no option, both for the company and for the holders to liquidate, all or part of, the transactions with financial resources, therefore, recognized net of financial charges, as specific component of Stockholders’ equity.

The values of basic and diluted earnings per share were calculated as follows (Unaudited):

	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net income from continuing operations attributable to the Company’s stockholders	7,892,936	10,275,359	10,539,078	29,459,278	20,289,523
Discontinued operations, net of tax	—	—	14,610	—	(221,708)
Net income attributable to the Company’s stockholders	7,892,936	10,275,359	10,553,688	29,459,278	20,067,815

Interest to convertible notes linked to preferred	(47,400)	(24,108)	—	(83,180)	—
Interest to convertible notes linked to ordinary	(19,217)	(9,067)	—	(32,716)	—

Interest to convertible notes linked to ordinary	7,826,319	10,242,184	10,553,688	29,343,382	20,067,815

Income available to preferred stockholders	2,961,190	3,894,003	4,054,478	11,140,470	7,720,605
Income available to common stockholders	4,767,190	6,220,831	6,369,677	17,837,374	12,097,736
Income available to convertible notes linked to preferred shares	70,487	91,654	93,225	263,078	179,547
Income available to convertible notes linked to common shares	27,452	35,696	36,308	102,460	69,927
Weighted average number of shares outstanding
(thousands of shares) - preferred shares	1,986,461	2,008,930	2,056,473	2,002,352	2,043,102
Weighted average number of shares outstanding
(thousands of shares) - common shares	3,197,984	3,209,349	3,230,765	3,206,032	3,204,885
Treasury preferred shares linked to mandatorily convertible notes	47,285	47,285	47,285	47,285	47,285
Treasury common shares linked to mandatorily convertible notes	18,416	18,416	18,416	18,416	18,416
Total	5,250,146	5,283,980	5,352,939	5,274,085	5,313,688

Basic
Earnings per preferred share	1.49	1.94	1.97	5.56	3.78
Earnings per common share	1.49	1.94	1.97	5.56	3.78
Diluted
Earnings per convertible notes linked to preferred share (*)	2.49	2.45	1.97	7.32	3.80
Earnings per convertible notes linked to common share (*)	2.53	2.43	1.97	7.34	3.80

Continuous operations
Basic
Earnings per preferred share	1.49	1.94	1.97	5.56	3.82
Earnings per common share	1.49	1.94	1.97	5.56	3.82
Diluted
Earnings per convertible notes linked to preferred share (*)	2.49	2.45	1.97	7.32	3.84
Earnings per convertible notes linked to common share (*)	2.53	2.43	1.97	7.34	3.84

Discontinued operations
Basic
Earnings per preferred share	—	—	—	—	(0.04)
Earnings per common share	—	—	—	—	(0.04)
Diluted
Earnings per convertible notes linked to preferred share (*)	—	—	—	—	(0.04)
Earnings per convertible notes linked to common share (*)	—	—	—	—	(0.04)

If the conversion of securities were considered in the calculation of diluted earnings, the figures would be:

	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September30, 2010	September 30, 2011	September 30, 2010

Lucro disponível aos acionistas preferencialistas	3,079,077	4,009,765	4,147,704	11,486,728	7,870,200
Lucro disponível aos acionistas ordinários	4,813,859	6,265,594	6,405,984	17,972,550	12,197,615
Média ponderada de número de ações em circulação
(em milhares de ações) - ações preferenciais	2,033,746	2,056,215	2,103,758	2,049,637	2,083,068
Média ponderada de número de ações em circulação
(em milhares de ações) - ações ordinárias	3,216,400	3,227,765	3,249,181	3,224,448	3,228,439
Lucro por ação preferencial	1.50	1.94	1.97	5.58	3.78
Lucro por ação ordinária	1.50	1.94	1.97	5.58	3.78

Operações continuadas
Lucros por ação preferencial	1.50	1.94	1.97	5.58	3.78
Lucros por ação ordinária	1.50	1.94	1.97	5.58	3.78

Operações descontinuadas

e)             Remuneration of Stockholders

In October 2011 (subsequent period), the board of directors approved the payment on October 31, 2011 of R$ 5,260,800 to shareholders. The amount of R$ 3,259,937 will be paid as interest on capital and the amount of R$ 2,000,863 will be paid as dividends.

In April 2011, the board of directors approved the payment on April 29, 2011, of the first installment of interest on capital, in the amount of R$ 3,174 million, corresponding to R$ 0.608246495 per outstanding share, common or preferred shares, of Vale’s issuance.

On January 14, 2011, the board of directors approved the payment from January 31, 2011, of interest on capital, in the total gross amount of R$1,670 millions, which corresponds to approximately R$0.320048038 per outstanding shares, common or preferred, of Vale issuance. This value is subject to the incidence of income tax withheld at the actual rate.

23          Derivatives

a)              Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilities
	September 30, 2011		December 31, 2010		September 30, 2011		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	791,417	13,265	—	499,479	—	948,370	—	—
EUR floating rate vs. USD floating rate swap	495	—	853	—	—	—	—	—
Swap fixed rate vs. CDI	8,507	—	4,131	—	—	—	33,992	328
Swap USD floating rate vs. fixed rate	—	—	—	—	—	—	602	168
Swap fixed rate BRL vs. USD fixed rate	—	—	—	—	1,878	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	1,438	—	6,342	—
EuroBond Swap	—	—	—	—	5,549	17,776	—	13,649
Swap USD fixed rate	24,071	—	—	1,447	—	47,336	—	—
Swap USD fixed rate vs. CDI	263,513	—	—	—	—	—	—	—
	1,088,003	13,265	4,984	500,926	8,865	1,013,482	40,936	14,145
Commodities price risk
Nickel
Purchase/ sell fixed price	19,102	—	20,864	796	1,453	323	19,650	784
Strategic program	—	—	—	—	—	—	24,863	—
Copper scrap / Strategic copper	931	323	—	—	—	—	—	—
Maritime Freight	—	—	—	—	—	—	2,838	—
Natural gas	—	—	—	—	—	—	—	—
Aluminum	—	—	—	—	—	—	—	—
Bunker oil	25,126	—	25,575	—	—	—	—	—
Coal	—	—	—	—	—	—	3,385	—
Copper	—	—	—	—	—	—	510	—
	45,159	323	46,439	796	1,453	323	51,246	784
Derivatives designated as hedge
Cash flow hedge	1,559	—	35,847	—	—	—	—	—
Stategic nickel	421,799	90,205	—	—	—	—	—	87,751
	423,358	90,205	35,847	—	—	—	—	87,751
Total	1,556,520	103,793	87,270	501,722	10,318	1,013,805	92,182	102,680

	Parent Company
	Assets				Liabilities
	September 30, 2011		December 31, 2010		September 30, 2011		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	564,084	—	—	282,680	—	731,543	—	—
EURO floating rate vs. USD floating rate swap	495	—	854	—	—	—	—	—
Pre Dollar Swap	24,071	—	—	1,447	—	47,336	—	—
Swap US$ fixed rate vs. CDI	263,513	—	—	—	—	—	—	—
	852,163	—	854	284,127	—	778,879	—	—
Derivatives designated as hedge
Cash flow hedge	1,559	—	35,847	—	—	—	—	—
	1,559	—	35,847	—	—	—	—	—
Total	853,722	—	36,701	284,127	—	778,879	—	—

b) Effects of Derivatives on the Income Statement

	Consolidated (unaudited)					Parent Company (unaudited)
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(1,208,669)	614,932	754,409	(303,630)	324,524	(221,309)	256,954
Swap USD floating rate vs. fixed rate	102	(86)	(16,460)	(81)	(17,671)	—	—
EUR floating rate vs. USD floating rate swap	(109)	(535)	813	(358)	(907)	(358)	(907)
AUD foward	—	—	2,513	(286)	4,085	—	—
Swap fixed rate vs. CDI	30,303	9,735	(190)	42,816	(798)	—	—
Swap fixed rate BRL vs. USD fixed rate	(1,772)	—	5,464	(1,772)	6,464	—	—
Swap floating Libor vs. fixed Libor	—	—	(977)	(99)	(3,334)	—	—
EuroBond Swap	(100,909)	17,316	125,214	(13,710)	(15,874)	—	—
Swap Convertibles	—	—	—	—	67,111	—	67,111
Swap USD fixed rate vs. CDI	286,873	(72,589)	—	214,284	—	214,284	—
Randes foward	(16,168)	2,558	—	(13,610)	—	—	—
Pre Dollar Swap	(37,222)	9,618	—	(24,713)	—	(24,713)	—
	(1,047,571)	580,949	870,786	(101,159)	363,600	(32,096)	323,158
Commodities price risk
Nickel
Purchase/ sell fixed price	15,054	19,419	(9,151)	57,230	8,100	—	—
Strategic program	—	—	(62,308)	24,993	(154,086)	—	—
Scraps/ strategic copper	1,439	14	(1,212)	1,584	(663)	—	—
Maritime Freight	—	—	16,114	—	(17,885)	—	—
Bunker oil	397	2,282	6,651	56,073	(17,969)	—	—
Coal	—	—	2,139	(33)	(3,532)	—	—
	16,890	21,715	(47,767)	139,847	(186,035)	—	—
Embedded derivatives:
Energy purchase/ aluminum option	—	—	(76,600)	(12,074)	(76,134)	—	—
	—	—	(76,600)	(12,074)	(76,134)	—	—
Derivatives designated as hedge
Stategic nickel	24,478	(27,327)	—	(58,202)	—	—	—
Cash flow hedge	32,207	—	107,415	32,207	140,789	32,207	140,788
	56,685	(27,327)	107,415	(25,995)	140,789	32,207	140,788
Total	(973,996)	575,337	853,834	619	242,220	111	463,946
Financial Income	390,853	675,874	1,020,732	429,187	551,073	246,491	464,853
Financial (Expense)	(1,364,849)	(100,537)	(166,898)	(428,568)	(308,853)	(246,380)	(907)
	(973,996)	575,337	853,834	619	242,220	111	463,946

c) Effects of derivatives on the cash

	Consolidated (Unaudited)					Parent Company (Unaudited)
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(98,322)	(180,855)	(58,626)	(360,244)	(243,936)	(228,208)	(158,801)
Swap USD floating rate vs. fixed rate	1,427	1,811	2,382	5,111	8,513	—	—
EUR floating rate vs. USD floating rate swap	(621)	—	—	(621)	(221)	(621)	(221)
AUD Foward	—	—	(1,588)	(3,866)	(14,176)	—	—
Swap fixed rate vs. CDI	—	—	2,905	—	35,654	—	—
Swap fixed rate BRL vs. USD fixed rate	—	—	(3,281)	—	(3,281)	—	—
Swap floating Libro vs. fixed Libor	—	—	190	—	664	—	—
EuroBond Swap	1,697	—	(1,502)	1,697	(1,502)	—	—
Swap Convertibles	—	—	—	—	(67,111)	—	(67,111)
Swap USD fixed rate vs. CDI	49,229	—	—	49,229	—	49,229	—
Randes Foward	13,158	—	—	13,158	—	—	—
	(33,432)	(179,044)	(59,520)	(295,536)	(285,396)	(179,600)	(226,133)

Commodities price risk
Nickel
Purchase/ sell fixed price	(8,607)	(30,575)	(14,436)	(40,699)	(12,128)	—	—
Strategic program	—	—	27,990	—	117,340	—	—
Scraps/ strategic copper	(211)	(158)	(118)	124	(118)	—	—
Maritime Freight	—	—	10,690	2,852	(24,405)	—	—
Bunker oil	(21,523)	(24,209)	(7,731)	(58,288)	(49,007)	—	—
Aluminum	—	—	—	—	27,640	—	—
Coal	—	—	1,067	3,436	1,641	—	—
	(30,341)	(54,942)	17,462	(92,575)	60,963	—	—
Derivatives designated as hedge
Stategic nickel	(24,478)	27,327	—	58,202	—	—	—
Cash flow hedge	(32,207)	—	(130,031)	(54,799)	(184,746)	(32,207)	(140,788)
Aluminum	—	—	5,285	11,865	51,627	—	—
	(56,685)	27,327	(124,746)	15,268	(133,119)	(32,207)	(140,788)
Total	(120,458)	(206,659)	(166,804)	(372,843)	(357,552)	(211,807)	(366,921)

Gains (losses) unrealized derivative	(1,094,454)	368,678	687,030	(372,224)	(115,332)	(211,696)	97,025

d) Effects of derivatives designated as hedge:

•                  Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented on the following tables (unaudited):

	Three-month period ended
	Parent Company					Consolidated
	Currencies	Nickel	Others	Total	Non-controlling interest	Total

Fair value measurements	(52,542)	367,415	—	314,873	—	314,873
Reclassification to results due to realization	(32,207)	(24,479)	—	(56,686)	—	(56,686)
Changes on September 30, 2011	(84,749)	342,936	—	258,187	—	258,187

Fair value measurements	(5,106)	195,516	4,837	195,247	—	195,247
Reclassification to results due to realization	—	27,328	—	27,328	—	27,328
Changes on June 31, 2011	(5,106)	222,844	4,837	222,575	—	222,575

Fair value measurements	137,308	(118,801)	(24,659)	(6,151)	—	(6,151)
Reclassification to results due to realization	(22,616)	—	(14,320)	(36,937)	—	(36,937)
Changes on September 30, 2010	114,692	(118,801)	(38,979)	(43,088)	—	(43,088)

	Nine-month period ended
	Parent Company					Consolidated
	Currencies	Nickel	Others	Total	Non-controlling interest	Total

Fair value measurements	(33,810)	493,133	6,086	465,409	1,200	466,609
Reclassification to results due to realization	(32,207)	58,202	—	25,995	—	25,995
Changes on September 30, 2011	(66,017)	551,335	6,086	491,404	1,200	492,604

Fair value measurements	238,815	(43,336)	(8,835)	186,644	63,033	249,677
Reclassification to results due to realization	(43,957)	—	51,624	7,667	—	7,667
Changes on September 30, 2010	194,858	(43,336)	42,789	194,311	63,033	257,344

The maturities dates of the consolidated financial instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	December 2011
Nickel	December 2012
Copper	January 2012

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of September 30, 2011 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of September 30, 2011, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments:

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

											R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	R$	5.542	R$	5.542	CDI	102,96%	5.787	5.743	393
Payable	USD	3.144	USD	3.144	USD +	3,87%	(6.001)	(5.412)	(131)
Net							(214)	331	262	70	161	240	(461)	30	(184)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103,56%	442	453	48
Payable	USD	250	USD	250	Libor +	0,99%	(480)	(437)	(6)
Net							(38)	16	42	7	—	36	32	30	(136)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

(1)  Due to TJLP derivatives market  liquidity constraints, some swap trades were done through CDI equivalency.

•                  TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012	2013	2014-2016	2017-2019

Swap TJLP vs. fixed rate swap
Receivable	R$	3.148	R$	2.418	TJLP +	1,37%	2.889	2.072	101
Payable	USD	1.610	USD	1.228	USD +	2,65%	(2.887)	(1.966)	(60)
Net							2	106	41	40	25	192	143	(276)	(82)

Swap TJLP vs. floating rate swap
Receivable	R$	692	R$	739	TJLP +	0,96%	674	618	11
Payable	USD	367	USD	372	Libor +	-1,14%	(568)	(571)	(6)
Net							106	47	5	9	8	150	32	(12)	(72)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012	2013	2014	2015	2016

BRL fixed rate vs. USD fixed rate swap
Receivable	R$	341	R$	204	Fixed	4,59%	284	157	7
Payable	USD	206	USD	121	USD +	-1,78%	(307)	(156)	2
Net							(23)	1	9	5	6	22	10	4	(2)	(63)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Foreign Exchange protection program for cash flow

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert part of the cash flow linked to BRL to fixed rate to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

										R$ million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010	Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011
Receivable	R$	54	—	Fixed	8.82%	53	—	—
Payable	USD	30	—	USD +	0.00%	(55)	—	—
Net						(2)	—	—	1	(2)

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate.

Foreign Exchange cash flow hedge

•                  Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Receivable	R$	673	R$	880	Fixed	8.82%	832	869	221
Payable	USD	390	USD	510	USD +	0.00%	(830)	(833)	(189)
Net							2	36	32	10	2

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate.

Protection program for Euro denominated debt

•                  Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 1 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Receivable		€1		€2	Euribor +	0.875%	3.0	5.3	2.8
Payable	USD	1	USD	3	Libor +	1.0425%	(2.5)	(4.5)	(2.2)
Net							0.5	0.8	0.6	0	0.5

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR.

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

•                  EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012	2013	2014

Receivable		€500		€500	EUR	4.375%	1,384	1,267	49
Payable	USD	675	USD	675	USD	4.712%	(1,407)	(1,281)	(51)
Net							(23)	(14)	(2)	16	—	(6)	(6)	(11)

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Protection program for USD floating rate debt

•                  USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of USD 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Receivable	USD	75	USD	100	Libor +	0.000%	139	167	0		139
Payable					USD	4.795%	(140)	(173)	(5)		(140)
Net							(1)	(6)	(5)	0	(1)

Type of contracts: OTC Contracts

Protected Item: Vale Canada’s floating rate debt.

The P&L shown in the table above is offset by the protected items’ P&L due to Libor.

Protection program for remuneration exposure

•                  USD fixed rate vs. CDI — in order to monetize part of cash investments in Brazilian Reais with U.S. Dollar rewards in the Brazilian market, Vale entered into a swap transaction to convert profitability in Brazilian Reais cash investments in CDI to a U.S. Dollar fixed rate. In these operations, Vale receives U.S. Dollars fixed rates and pays profitability linked to CDI.

										R$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	value by year
Flow	September 30, 2011		December 31, 2010	Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Swap USD fixed rate vs. CDI
Receivable	USD	1,100	—	USD +	3.13%	2,048	—	1,779
Payable	R$	1,762	—	CDI	101.91%	(1,785)	—	(1,828)
Net						263	—	(49)	25	263

Type of contracts: OTC Contracts

Protected Item: cash remuneration exposure

The P&L shown in the table is offset by the profitability of Brazilian Reais cash investments equivalent to the swap short position.

Foreign Exchange protection program for Vale´s bid offer for assets in the African copperbelt

In order to reduce volatility from the U.S. Dollar offer concerning the payment in South African Rands for Vale´s bid offer for assets in the African copperbelt, Vale used South African Rands forward purchase on April 2011. On July 2011, Vale announced that it has agreed to the request by Metorex Limited (Metorex) to terminate the agreement in relation to the previously announced offer to acquire the total share capital of Metorex. On account of this, the transactions relative to this program were settled on July 2011, with a negative result of R$13 million.

Foreign Exchange protection program for Coal Fixed Price Sales

In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

										R$ million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Fluxo	September 30, 2011	December 31, 2010		Buy/ Sell	Average rate (AUD/USD)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Forward	—	AUD	7	B	—	—	4	4	—	—

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs in Australian Dollar.

The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2011 and 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/ton)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012

Forward	34.821	18.750	S	25.186	485	(87)	(7)	53	213	272

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Sales Hedging Program’ is executed, the ‘Nickel Fixed Price Program’ is interrupted.

									R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/ton)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012

Nickel Futures	252	2,172	B	21,052	(1.8)	22	24	0	(0.7)	(1.1)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/ton)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012

Nickel Futures	192	108	S	19,890	2	(0.3)	33	0	1.6	0.4

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

									R$ million
	Notional (mt)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/mt)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Forward	60,000	240,000	B	459	18	19	59	2	18

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)				Fair value		Realized Gain/Loss	Value at Risk	Valor justo por ano
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/lbs)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011	2012

Forward	744,056	386,675	S	4	1.3	(0.5)	(0.1)	0.2	1.0	0.3

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Coal price

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2011:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2011	December 31, 2010	Buy/ Sell	Average Strike (USD/ton)	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2011	2011

Nickel Forwards	2,235	1,960	S	22,091	(7)	(2)	(5)
Copper Forwards	6,609	6,389		8,992	(8)	(5)	(11)
Total					(15)	(7)	(16)	4	(15)

Derivative Positions from jointly controlled companies

Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.

Protection program

In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

									R$ million
	Notional ($ million)						Fair Value		Value at Risk
Flow	September 30, 2011		December 31, 2010		Index	Average rate	September 30, 2011	December 31, 2010	September 30, 2011

Swap fixed rate vs. CDI
Receivable	R$	73	USD	89	USD	2.74%	136	152
Payable	USD	120	R$	170	CDI	100.00%	(128)	(186)
Net							8	(34)	2

Type of contracts: OTC Contracts

Protected Item: Debts indexed to USD

The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.

a)              Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities

Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	18,305.00	APR12	17,642.24	SEP14	17,535.51
OCT11	17,580.07	MAY12	17,647.14	SEP15	17,351.98
NOV11	17,591.19	JUN12	17,650.72
DEC11	17,606.18	JUL12	17,654.41
JAN12	17,619.31	AGU12	17,656.92
FEB12	17,627.46	SEP12	17,664.12
MAR12	17,635.85	SEP13	17,658.13

Copper

Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	3.15	DEC11	3.10	MAR12	3.10
OCT11	3.09	JAN12	3.10	APR12	3.11
NOV11	3.09	FEB12	3.10	MAY12	3.11

Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	650.50	DEC11	607.85	MAR12	595.03
OCT11	624.00	JAN12	603.25	APR12	592.00
NOV11	614.50	FEB12	598.79	MAY12	589.00

2. Rates

USD-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/1/2011	2.29	1/2/2014	3.74	7/1/2016	4.35
12/1/2011	2.70	4/1/2014	3.77	10/3/2016	4.42
1/2/2012	2.92	7/1/2014	3.84	1/2/2017	4.49
4/2/2012	3.25	10/1/2014	3.82	4/3/2017	4.55
7/2/2012	3.45	1/2/2015	3.91	7/3/2017	4.60
10/1/2012	3.60	4/1/2015	3.97	10/2/2017	4.66
1/2/2013	3.56	7/1/2015	4.05	1/2/2018	4.68
4/1/2013	3.66	10/1/2015	4.15	1/2/2019	4.87
7/1/2013	3.69	1/4/2016	4.21	1/2/2020	5.06
10/1/2013	3.70	4/1/2016	4.27

USD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
USD1M	0.24	USD6M	0.56	USD11M	0.81
USD2M	0.30	USD7M	0.61	USD12M	0.86
USD3M	0.38	USD8M	0.66	USD2Y	0.58
USD4M	0.43	USD9M	0.70	USD3Y	0.74
USD5M	0.50	USD10M	0.76	USD4Y	1.01

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
10/3/2011	6.00	10/1/2012	6.00	4/1/2014	6.00
11/1/2011	6.00	1/2/2013	6.00	7/1/2014	6.00
12/1/2011	6.00	4/1/2013	6.00	10/1/2014	6.00
1/2/2012	6.00	7/1/2013	6.00
4/2/2012	6.00	10/1/2013	6.00
7/2/2012	6.00	1/2/2014	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
10/3/2011	11.88	4/1/2013	10.37	4/1/2015	11.11
11/1/2011	11.64	7/1/2013	10.48	7/1/2015	11.14
12/1/2011	11.43	10/1/2013	10.63	10/1/2015	11.15
1/2/2012	11.10	1/2/2014	10.77	1/4/2016	11.20
4/2/2012	10.70	4/1/2014	10.87	4/1/2016	11.24
7/2/2012	10.47	7/1/2014	10.94	7/1/2016	11.24
10/1/2012	10.38	10/1/2014	10.95	10/3/2016	11.23
1/2/2013	10.33	1/2/2015	11.06	1/2/2017	11.26

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	1.30	EUR6M	1.71	EUR11M	1.99
EUR2M	1.37	EUR7M	1.76	EUR12M	2.04
EUR3M	1.50	EUR8M	1.81	EUR2Y	0.74
EUR4M	1.56	EUR9M	1.86	EUR3Y	0.80
EUR5M	1.63	EUR10M	1.93	EUR4Y	0.89

Currencies - Ending rates

CAD/USD	0.9624	USD/BRL	1.8544	EUR/USD	1.3449

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2011 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                 Fair Value: the fair value of the instruments as at September 30th , 2011;

•                  Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                  Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(214	(1,500)	1,500	(3,000)	3,000
		USD interest rate inside Brazil variation	)	(80)	77	(163)	151
		Brazilian interest rate fluctuation		(2)	1	(3)	3
		USD Libor variation		(4)	4	(8)	8
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(38	(120)	120	(240)	240
		Brazilian interest rate fluctuation	)	(1)	1	(2)	2
		USD Libor variation		(0.2)	0.1	(0.3)	0.2
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	2	(722)	722	(1,443)	1,443
		USD interest rate inside Brazil variation		(39)	37	(79)	72
		Brazilian interest rate fluctuation		(152)	170	(288)	361
		TJLP interest rate fluctuation		(97)	3.0	(194)	6.0
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	106	(142)	142	(284)	284
		USD interest rate inside Brazil variation		(9)	9	(19)	17
		Brazilian interest rate fluctuation		(52)	61	(98)	132
		TJLP interest rate fluctuation		(35)	1.0	(70)	2.0
		USD Libor variation		(11)	11	(22)	22
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(23)	(77)	77	(154)	154
		USD interest rate inside Brazil variation		(3)	3	(6)	5
		Brazilian interest rate fluctuation		(21)	24	(40)	51
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—
Foreign Exchange protection program for cash flow	BRL fixed rate vs. USD	USD/BRL fluctuation	(2)	(14)	14	(28)	28
		USD interest rate inside Brazil variation		0.0	0.0	0.0	0.0
		Brazilian interest rate fluctuation		0.0	0.0	0.0	0.0
	Protected Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	14	(14)	28	(28)
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation	2	(208)	208	(415)	415
		USD interest rate inside Brazil variation		(1)	1	(2)	2
		Brazilian interest rate fluctuation		(3)	3	(6)	7
	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	208	(208)	415	(415)
Protection Program for the Euro denominated debt	EUR floating rate vs. USD floating rate swap	USD/BRL fluctuation	0.5	(0.1)	0.1	(0.2)	0.2
		EUR/USD fluctuation		(0.8)	0.8	(1.5)	1.5
		EUR Libor variation		(0.00)	0.00	(0.00)	0.00
		USD Libor variation		0.00	0.00	(0.00)	0.00
	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(23)	(6)	6	(12)	12
		EUR/USD fluctuation		(346)	346	(692)	692
		EUR Libor variation		(6)	6	(13)	13
		USD Libor variation		(6)	6	(11)	11
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	347	(347)	694	(694)
Protection Program for the USD floating rate debt	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(1)	0.0	0.0	(1.0)	1.0
		USD Libor variation		0.0	0.0	0.0	0.0
	Protected Items - Vale Canada's USD Floating rate debt	USD Libor variation	n.a.	0.0	0.0	0.0	0.0
Protection Program for the remuneration exposure	USD fixed rate vs. CDI	USD/BRL fluctuation	263	(512)	512	(1,024)	1,024
		USD interest rate inside Brazil variation		(2)	2	(4)	4
		Brazilian interest rate fluctuation		0.0	0.0	0.0	0.0
	Protected Item - Cash Remuneration Exposure	USD/BRL fluctuation	n.a.	—	—	—	—

Sensitivity analysis - Commodity Derivative Positions						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(284)	284	(568)	568
		Libor USD fluctuation	485	(1)	1	(3)	3
		USD/BRL fluctuation		(121)	121	(243)	243
	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	284	(284)	568	(568)
Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(2)	2	(4)	4
		Libor USD fluctuation	(1.8)	(0.0)	0.0	(0.0)	0.0
		USD/BRL fluctuation		0.0	0.0	(1.0)	1.0
	Protected Item: Part of Vale’s nickel revenues from sales with fixed	Nickel price fluctuation	n.a.	2	(2)	4	(4)
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(2)	2	(3)	3
		Libor USD fluctuation	2	0.0	0.0	0.0	0.0
		USD/BRL fluctuation		(0.4)	0.4	(0.7)	0.7
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	2	(2)	3	(3)
Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation		(17)	17	(35)	35

		Libor USD fluctuation	18	0.0	0.0	0.0	0.0

		USD/BRL fluctuation		(5)	5	(9)	9
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	17	(17)	35	(35)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		(1.0)	1.0	(2.0)	2.0
		Libor USD fluctuation	1.3	(0.0)	0.0	(0.0)	0.0
		BRL/USD fluctuation		(0.3)	0.3	(0.6)	0.6
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	2	(2)

Sensitivity analysis - Embedded Derivative Positions						Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(7)	(18)	18	(37)	37
		BRL/USD fluctuation		(5)	5	(9)	9
Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(8)	(0)	0	(0)	0
		BRL/USD fluctuation		(28)	28	(55)	55

Sensitivity Analysis on Derivatives from jointly controlled companies

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(34)	34	(68)	68
		USD interest rate inside Brazil variation	8	(0.5)	0.5	(1.0)	1.0
		Brazilian interest rate fluctuation		0.0	0.0	0.0	0.0
	Protected Item - Debt indexed to USD	USD/BRL fluctuation	n.a.	34	(34)	68	(68)

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.

					Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(6,890)	6,890	(13,779)	13,779
Funding	Debt denominated in EUR	EUR/USD fluctuation	(0.7)	0.7	(1.5)	1.5
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(784)	784	(1,568)	1,568

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2011.

Vale’s Counterparty	Moody’s*	S&P*

Banco Santander	Aa3	AA
Itau Unibanco*	A2	BBB
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A+
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB-
Banco Votorantim*	A3	BB+
Credit Agricole	Aa3	A+
Standard Bank	A3	A
Deutsche Bank	A3	A+
BNP Paribas	Aa3	AA
Citigroup	Baa1	A
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zealand Banking	Aa3	AA
Banco Amazônia SA	—	—
Societe Generale	A1	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A-
Goldman Sachs	A2	A
Bank of China	A1	A-
Barclays	Baa1	A+
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	AA

* For brazilian Banks we used local long term deposit rating

** Parent company’s rating

24          Information by Business Segment and Consolidated Revenues by Geographic Area

The Company discloses information by consolidated operating business segment and revenues by consolidated geographic area in accordance with the principles and concepts as the “main manager of operations” by which financial information should be presented in the internal bases used by decision makers to performance evaluation of the segments and to decide how to allocate resources to segments.

The Executive Board, based on the available information makes analysis for strategic decision making, reviewing and directing the application of resources, considering the performance of the productive sectors, of the business and performing analysis of results by geographic segments from the perspective of marketing, market concentration, logistics operation and product placement.

Our data was analyzed by product and segment as follows:

Bulk Material - includes the extraction of iron ore and pellet production and transport systems of North and Southeast, including railroads, ports and terminals, and related mining operations. The manganese ore and ferroalloys are also included in this segment.

Basic metals – comprises the production of non-ferrous minerals, including nickel (co-products and byproducts), copper and aluminum through investments in joint ventures and affiliated companies.

Fertilizers – comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.

Logistic services – includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

Others - comprises our investments in joint ventures and associate in other businesses.

Information presented to senior management with the performance of each segment is generally derived from accounting records maintained in accordance with accounting principles generally accepted in Brazil, with some minor reallocations between segments.

a)              Results by segment - after eliminations

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Net revenue	21,274,946	3,733,770	1,597,555	872,482	530,440	28,009,193
Cost and expenses	(6,047,976)	(2,866,581)	(1,266,159)	(708,533)	(1,009,542)	(11,898,791)
Deprecitation, depletion and amortization	(688,127)	(617,333)	(210,838)	(131,783)	(18,099)	(1,666,180)
	14,538,843	249,856	120,558	32,166	(497,201)	14,444,222

Financial results	(5,543,700)	(328,269)	(221,276)	46,983	(82,861)	(6,129,123)
Equity results from associates	37,591	69	—	(634)	(8,612)	28,414
Income tax and social contribution	(269,910)	(170,174)	(17,276)	(35,191)	(918)	(493,469)

Income from continuing operations	8,762,824	(248,518)	(117,994)	43,324	(589,592)	7,850,044

Net income of the period	8,762,824	(248,518)	(117,994)	43,324	(589,592)	7,850,044

Net income (loss) attributable to non-controlling interests	(3,446)	15,329	33,107	—	(87,882)	(42,892)

Income attributable to the company’s stockholders	8,766,270	(263,847)	(151,101)	43,324	(501,710)	7,892,936

Sales classified by geographic area:

America, except United States	722,770	467,034	39,968	—	17,918	1,247,690
United States of America	76,466	664,887	—	—	304,941	1,046,294
Europa	4,371,538	902,193	76,604	—	23,395	5,373,730
Middle East/Africa/Oceania	939,698	55,991	464	—	—	996,153
Japan	2,817,082	451,899	—	—	3,592	3,272,573
China	9,383,270	442,699	—	—	70,020	9,895,989
Asia, except Japan and China	1,286,931	715,349	—	—	—	2,002,280
Brazil	1,677,191	33,718	1,480,519	872,482	110,574	4,174,484
Net revenue	21,274,946	3,733,770	1,597,555	872,482	530,440	28,009,193

Assets in June 30, 2011
Fixed assets and intangibles	69,178,311	63,581,408	18,189,346	10,201,559	5,702,754	166,853,378
Investments	666,077	6,929,316	38,422	219,946	2,956,524	10,810,285

	Consolidated (unaudited)
	Three-month period ended
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Net revenue	18,926,139	3,555,150	1,297,090	824,244	460,628	25,063,251

Cost and expenses	(5,146,937)	(2,592,322)	(986,060)	(695,057)	(924,759)	(10,345,135)
Deprecitation, depletion and amortization	(657,078)	(559,021)	(205,933)	(121,514)	(9,582)	(1,553,128)
	13,122,124	403,807	105,097	7,673	(473,713)	13,164,988

Financial results	1,262,616	(334,198)	45,080	(41,544)	(7,043)	924,911
Equity results from associates	24,147	(667)	—	(3,328)	61,024	81,176
Income tax and social contribution	(3,502,440)	(352,102)	(88,392)	(30,140)	(17,950)	(3,991,024)

Income from continuing operations	10,906,447	(283,160)	61,785	(67,339)	(437,682)	10,180,051

Net income of the period	10,906,447	(283,160)	61,785	(67,339)	(437,682)	10,180,051

Net income (loss) attributable to non-controlling interests	(3,281)	(53,228)	(10,984)	—	(27,815)	(95,308)

Income attributable to the company’s stockholders	10,909,728	(229,932)	72,769	(67,339)	(409,867)	10,275,359

Sales classified by geographic area:

America, except United States	615,697	411,701	7,672	—	—	1,035,070
United States of America	13,749	637,955	921	—	333,101	985,726
Europa	4,007,814	954,896	61,469	—	25,646	5,049,825
Middle East/Africa/Oceania	801,778	88,410	—	—	—	890,188
Japan	2,444,268	476,566	—	—	3,255	2,924,089
China	7,492,647	519,654	—	—	—	8,012,301
Asia, except Japan and China	1,632,590	463,561	12,501	—	1,623	2,110,275
Brazil	1,917,596	2,407	1,214,527	824,244	97,003	4,055,777
Net revenue	18,926,139	3,555,150	1,297,090	824,244	460,628	25,063,251

Assets in March 30, 2011
Fixed assets and intangibles	63,755,662	57,022,875	17,802,313	9,018,623	5,531,327	153,130,800
Investments	533,795	5,785,420	36,499	220,580	3,196,394	9,772,688

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Net revenue	19,892,274	3,354,399	1,306,020	754,762	370,869	25,678,324

Cost and expenses	(5,119,710)	(2,612,767)	(1,248,397)	(450,968)	(400,595)	(9,832,437)
Deprecitation, depletion and amortization	(648,443)	(416,209)	(83,239)	(68,562)	(14,300)	(1,230,753)
	14,124,121	325,423	(25,616)	235,232	(44,026)	14,615,134

Financial results	1,596,420	(318,435)	29,968	(5,734)	(1,237,494)	64,725
Equity results from associates	18,642	19,412	—	—	(94,237)	(56,183)
Income tax and social contribution	(4,035,274)	(44,747)	(11,637)	(23,609)	145,014	(3,970,253)

Income from continuing operations	11,703,909	(18,347)	(7,285)	205,889	(1,230,743)	10,653,423
Results on discontinued operations	—	14,610	—	—	—	14,610

Net income of the period	11,703,909	(3,737)	(7,285)	205,889	(1,230,743)	10,668,033

Net income (loss) attributable to non-controlling interests	32,459	83,752	—	—	(1,866)	114,345

Income attributable to the company’s stockholders	11,671,450	(87,489)	(7,285)	205,889	(1,228,877)	10,553,688

Sales classified by geographic area:

America, except United States	493,261	529,498	18,722	—	4,892	1,046,373
United States of America	73,132	284,919	—	—	274,635	632,686
Europa	3,715,879	794,549	—	—	6,783	4,517,211
Middle East/Africa/Oceania	1,043,601	67,804	—	—	294	1,111,699
Japan	2,341,612	628,933	—	—	4,817	2,975,362
China	8,799,262	337,399	—	—	—	9,136,661
Asia, except Japan and China	1,814,943	575,320	—	—	38	2,390,301
Brazil	1,610,584	135,977	1,287,298	754,762	79,410	3,868,031
Net revenue	19,892,274	3,354,399	1,306,020	754,762	370,869	25,678,324

Assets in June 30, 2010
Fixed assets and intangibles	56,360,632	56,088,732	15,792,346	5,864,866	8,168,188	142,274,764
Investments	718,610	42,126	—	217,732	3,721,421	4,699,889

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Net revenue	56,267,944	11,857,677	4,110,164	2,311,212	1,510,730	76,057,727
Cost and expenses	(16,059,681)	(8,108,817)	(3,259,481)	(1,910,916)	(2,865,187)	(32,204,082)
Realized gain on assets available for sale	—	2,492,175	—	—	—	2,492,175
Deprecitation, depletion and amortization	(2,037,761)	(1,774,875)	(620,520)	(342,004)	(43,186)	(4,818,346)
	38,170,502	4,466,160	230,163	58,292	(1,397,643)	41,527,474

Financial results	(4,162,809)	(1,044,419)	(70,450)	(40,859)	(153,558)	(5,472,095)
Equity results from associates	91,758	2,430	—	(3,962)	37,038	127,264
Income tax and social contribution	(5,504,357)	(1,231,435)	(96,142)	(95,955)	(23,772)	(6,951,661)

Income from continuing operations	28,595,094	2,192,736	63,571	(82,484)	(1,537,935)	29,230,982

Net income of the period	28,595,094	2,192,736	63,571	(82,484)	(1,537,935)	29,230,982

Net income (loss) attributable to non-controlling interests	(10,122)	(63,778)	1,688	—	(156,084)	(228,296)

Income attributable to the company’s stockholders	28,605,216	2,256,514	61,883	(82,484)	(1,381,851)	29,459,278

Sales classified by geographic area:

America, except United States	1,871,324	1,655,951	71,137	—	15,755	3,614,167
United States of America	96,665	2,088,781	921	—	927,802	3,114,169
Europa	11,870,472	2,822,817	175,831	—	69,088	14,938,208
Middle East/Africa/Oceania	2,584,063	173,358	464	—	904	2,758,789
Japan	7,165,341	1,554,414	—	—	10,120	8,729,875
China	23,220,764	1,514,493	—	—	133,899	24,869,156
Asia, except Japan and China	4,319,463	1,853,941	25,225	—	1,126	6,199,755
Brazil	5,139,852	193,922	3,836,586	2,311,212	352,036	11,833,608
Net revenue	56,267,944	11,857,677	4,110,164	2,311,212	1,510,730	76,057,727

Assets in June 30, 2011
Fixed assets and intangibles	69,178,311	63,581,408	18,189,346	10,201,559	5,702,754	166,853,378
Investments	666,077	6,929,316	38,422	219,946	2,956,524	10,810,285

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Consolidated
RESULTS
Net revenue	42,497,699	9,239,128	1,765,059	2,149,957	1,079,918	56,731,761

Cost and expenses	(13,637,485)	(7,207,633)	(1,668,009)	(1,438,822)	(1,185,337)	(25,137,286)
Realized gain on assets available for sale
Deprecitation, depletion and amortization	(1,930,869)	(1,630,170)	(126,305)	(232,187)	(27,388)	(3,946,919)
	26,929,345	401,325	(29,255)	478,948	(132,807)	27,647,556

Financial results	114,299	(1,154,169)	32,193	(36,440)	(1,243,655)	(2,287,772)
Equity results from associates	5,456	20,112	—	(331)	(37,252)	(12,015)
Income tax and social contribution	(5,103,958)	219,358	(2,832)	(55,099)	27,383	(4,915,148)

Income from continuing operations	21,945,142	(513,374)	106	387,078	(1,386,331)	20,432,621
Results on discontinued operations		(221,708)	—	—	—	(221,708)

Net income of the period	21,945,142	(735,082)	106	387,078	(1,386,331)	20,210,913

Net income (loss) attributable to non-controlling interests	34,883	110,076	—	—	(1,861)	143,098

Income attributable to the company’s stockholders	21,910,259	(845,158)	106	387,078	(1,384,470)	20,067,815

Sales classified by geographic area:

America, except United States	1,246,426	1,271,538	18,722	—	—	2,536,686
United States of America	84,954	797,430	—	—	777,782	1,660,166
Europa	9,134,447	2,283,599	—	18,844	54,608	11,491,498
Middle East/Africa/Oceania	2,381,320	231,257	—	—	470	2,613,047
Japan	4,740,497	1,689,279	—	—	14,721	6,444,497
China	17,294,315	966,331	—	—	3,709	18,264,355
Asia, except Japan and China	3,544,353	1,708,538	—	10,757	2,602	5,266,250
Brazil	4,071,387	291,156	1,746,337	2,120,356	226,026	8,455,262
Net revenue	42,497,699	9,239,128	1,765,059	2,149,957	1,079,918	56,731,761

Assets in June 30, 2010
Fixed assets and intangibles	56,360,632	56,088,732	15,792,346	5,864,866	8,168,188	142,274,764
Investments	718,610	42,126	—	217,732	3,721,421	4,699,889

25          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net and Financial Results

The costs of goods sold and services rendered are as follows (unaudited):

	Consolidated					Parent Company
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Cost of goods sold and services rendered
Personnel	1,411,248	1,259,432	970,597	3,881,601	2,663,995	1,736,317	1,409,013
Material	2,013,447	1,832,590	1,591,719	5,714,121	4,405,900	2,439,961	2,284,157
Fuel oil and gas	988,982	866,930	1,031,685	2,837,277	2,717,325	1,466,008	1,203,320
Outsourcing services	1,888,073	1,660,116	1,217,887	5,026,238	3,230,734	3,179,888	2,647,337
Energy	402,603	369,290	588,698	1,273,881	1,562,603	591,718	812,231
Aquisiction of products	862,832	695,207	464,961	2,115,421	1,319,220	1,655,293	924,214
Depreciation and depletion	1,499,894	1,406,860	1,079,988	4,347,994	3,380,052	1,231,552	1,264,140
Others	1,376,150	1,306,415	2,058,380	4,157,307	4,091,660	2,768,411	2,239,637
Total	10,443,229	9,396,840	9,003,915	29,353,840	23,371,489	15,069,148	12,784,049

The expenses are demonstrated in the tables as follows (unaudited):

	Consolidated					Parent Company
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Selling and Administrative expenses
Personnel	(311,390)	(276,654)	(212,125)	(837,974)	(578,245)	(521,674)	(354,714)
Services (consulting, infrastructure and others)	(219,071)	(140,899)	(168,412)	(492,524)	(393,363)	(303,650)	(241,425)
Advertising and publicity	(39,986)	(33,238)	(65,349)	(103,795)	(130,218)	(86,844)	(120,584)
Depreciation	(85,344)	(84,454)	(98,749)	(265,714)	(299,763)	(188,920)	(233,164)
Travel expenses	(24,289)	(16,141)	(11,652)	(56,113)	(28,016)	(30,033)	(12,537)
Taxes and rents	(22,592)	(23,626)	(32,120)	(58,456)	(75,323)	(16,411)	(25,146)
Rouanet law	(20,495)	(4,018)	—	(25,356)	—	(29,374)	—
Others	(134,263)	(77,911)	(57,589)	(322,473)	(160,189)	(147,147)	(67,077)
Sales	(281,898)	(87,227)	(134,221)	(477,145)	(344,440)	(4,596)	(11,999)
Total	(1,139,328)	(744,168)	(780,217)	(2,639,550)	(2,009,557)	(1,328,649)	(1,066,646)

	Consolidated (unaudited)					Parent Company (unaudited)
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Others operational expenses (incomes), net
Provision for loss with taxes credits (ICMS)	(26,300)	(10,437)	(75,689)	(55,123)	(187,748)	(5,280)	(93,018)
Provision for variable remuneration	(182,593)	(153,754)	(83,143)	(495,524)	(285,410)	(478,769)	(210,891)
Vale do Rio Doce Foundation - FVRD	(55,565)	(80,485)	(59,387)	(181,508)	(59,964)	(156,314)	(59,577)
Provision for losses on materials/inventory	(23,797)	—	(18,839)	(80,999)	(188,052)	(33,307)	(169,213)
Pre operational, plant stoppages and idle capacity	(608,295)	(549,842)	(281,322)	(1,377,365)	(1,155,125)	(123,033)	(97,069)
Others	(357,766)	(377,011)	(373,614)	(951,158)	(767,225)	(265,080)	(48,310)
Research and development	(728,098)	(585,726)	(387,064)	(1,887,361)	(1,059,635)	(978,218)	(774,338)
Total	(1,982,414)	(1,757,255)	(1,279,058)	(5,029,038)	(3,703,159)	(2,040,001)	(1,452,416)

	Consolidated					Parent Company (Unaudited)
	Three-month period ended			Nine-month period ended		Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Financial expenses
Interest	(594,869)	(538,546)	(586,834)	(1,714,527)	(1,546,287)	(1,633,003)	(1,566,973)
Labor, tax and civil contingencies	(37,216)	1,087	(77,805)	(46,145)	(244,226)	(28,547)	(215,752)
Derivatives	(1,364,849)	(100,537)	(166,898)	(428,568)	(308,853)	(246,380)	(907)
Monetary and exchange rate changes	(4,371,451)	(330,789)	(1,474,464)	(4,783,335)	(2,217,843)	(3,952,985)	(1,346,385)
Stockholders’ debentures	(70,842)	32,367	(268,291)	(158,392)	(377,526)	(158,392)	(377,526)
IOF	(3,422)	(3,974)	(17,361)	(9,132)	(121,505)	(3,714)	(54,099)
Others	(692,644)	(345,774)	(309,984)	(1,325,552)	(811,307)	(692,001)	(433,568)
	(7,135,293)	(1,286,166)	(2,901,637)	(8,465,651)	(5,627,547)	(6,715,022)	(3,995,210)
Financial income
Related parties	—	—	(34)	4,202	775	13,563	17,285
Short-term investments	260,527	316,411	114,341	830,917	268,981	596,968	113,986
Derivatives	390,853	675,874	1,020,732	429,187	551,073	246,491	464,853
Monetary and exchange rate changes	300,704	1,178,082	1,789,739	1,611,791	2,420,909	1,059,325	1,617,002
Others	54,086	40,710	41,584	117,459	98,037	32,768	460,719
	1,006,170	2,211,077	2,966,362	2,993,556	3,339,775	1,949,115	2,673,845

Financial results, net	(6,129,123)	924,911	64,725	(5,472,095)	(2,287,772)	(4,765,907)	(1,321,365)

26          Commitments

Nickel Project — New Caledonia

In connection with the Girardin Act tax advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors  associated with the Girardin Act lease financing certain payments due from VNC. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2010. Both y mutual agreements with both the French government and the tax investors have agreed to extend this date has been extended to December 31, 2011.

Sumic Nickel Netherlands B.V. (Sumic), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC. This option may be exercised if the defined cost of the initial nickel cobalt development project, exceed US$ 4.2 billion (equivalent to R$ 6.7 billion in June 30, 2011) and an agreement in not reached.   In February 15, 2010, we added formally to our agreement with Sumic to increase the limit to approximately US$ 4.6 billion (equivalent to R$ 7.3 billion in June 30, 2011).  On May 27, 2010 the threshold was reached and in October 22, 2010, an agreement has been reached with Sumic extending the put option to the first semester of 2011. In 2011, a new agreement was reached extending the put option to 2012.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of R$ 764,939 that are associated with items such as environment reclamation, asset retirement obligation commitments, electricity commitments, and community service commitments.

27          Related Parties

In the normal course of operations, Vale contract rights and obligations with related parties (subsidiaries, associated companies,

jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions with interest rate of 94% of CDI.

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	September 30, 2011 (Unaudited)		December 31, 2010
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	4,887	—	1,026	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	436	—	304	210
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	143,915	130	215,566	134
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	350	—	338	—
Korea Nickel Corporation	—	—	19,656	—
Minas da Serra Geral S.A.	4	—	—	—
Mineração Rio do Norte S.A.	—	84	—	—
MRS Logistica S.A.	8,924	360	1,370	360
Samarco Mineração S.A.	33,529	6,325	44,182	6,343
Other	120,955	76,062	188,176	91,151
Total	313,000	82,961	470,618	98,198

Recorded as:
Current	313,000	67,250	470,618	90,166
Non-Current	—	15,711	—	8,032
	313,000	82,961	470,618	98,198

	Consolidated
	Liabilities
	September 30, 2011 (unaudited)		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	34,130	—	25,395	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	56,335	—	4,641	1,068
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	31,103	—	245,447	32
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	80,370	—	8,013	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	102,711	10,389	8,662	9,519
Log-in S.A.	5,378	—	8,068	—
Minas da Serra Geral S.A.	—	—	24,534	—
Mineração Rio do Norte S.A.	2,087	—	8,073	—
Mitsui & CO, LTD	79,112	—	101,038	—
Other	106,462	23,642	118,064	16,994
Total	497,688	34,031	551,935	27,613

Recorded as:
Current	497,688	34,031	551,935	24,251
Non-current	—	—	—	3,362
	497,688	34,031	551,935	27,613

	Parent Company
	Assets
	September 30, 2011 (unaudited)		December 31, 2010
	Custormers	Related parties	Custormers	Related parties
Baovale Mineração S.A.	9,774	3,323	2,053	3,323
Companhia Portuária Baía de Sepetiba - CPBS	1,706	155,040	804	6,029
CVRD OVERSEAS Ltd.	—	—	1,244,415	144
Ferrovia Centro - Atlântica S.A.	116,859	34,714	49,738	44,232
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	868	40	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	290,844	265	438,329	273
Minerações Brasileiras Reunidas S.A. - MBR	19,054	412,963	4,212	676,768
MRS Logistica S.A.	147,684	463,403	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	15,258	26,033	941	20,894
Salobo Metais S.A.	412	—	—	—
Samarco Mineração S.A.	12,813	5,167	6,678	5,167
Vale International S.A.	67,059	12,650	88,364	12,685
Vale Manganês S.A.	16,010,585	1,533,344	15,614,231	1,552,782
Other	82,488	125,310	32,495	182,054
	273,544	409,333	275,598	555,160
Total	17,048,948	3,181,585	17,757,858	3,059,511

Recorded as:
Current	17,048,948	2,730,547	17,757,858	1,123,183
Non-current	—	451,038	—	1,936,328
	17,048,948	3,181,585	17,757,858	3,059,511

	Parent Company
	Liabilities
	September 30, 2011 (unaudited)		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Companhia Portuária Baía de Sepetiba - CPBS	68,261	—	50,790	—
CVRD OVERSEAS Ltd.	35,933	—	27,512	213
Ferrovia Centro - Atlântica S.A.	—	—	3	217,150
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	16,993	6	18,564	59
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	112,670	1,693	9,281	—
Minerações Brasileiras Reunidas S.A. - MBR	63,334	—	499,791	65
MRS Logistica S.A.	191,778	155	31,778	270,775
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	13,707	—	25,121	—
Salobo Metais S.A.	209,615	21,201	17,678	21,201
Vale Manganês S.A.	8,358	33,814,190	3,972	32,412,197
Mitsui & CO, LTD	—	22	—	—
Others	79,112	—	101,038	—
Total	299,930	12,771	213,854	1,323
	1,099,691	33,850,038	999,382	32,922,983
Recorded as:
Current	1,099,691	4,864,492	999,382	5,325,746
Non-current	—	28,985,546	—	27,597,237
	1,099,691	33,850,038	999,382	32,922,983

	Consolidated (unaudited)
	Income
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Baovale Mineração S.A.	—	865	3,199	1,717	7,187
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	159,141	139,066	62,463	450,260	187,594
Log-in S.A.	5,289	1,850	—	8,781	7,475
Mineração Rio do Norte S.A.	—	—	11	22	28
MRS Logistica S.A.	3,712	3,919	4,778	11,269	12,630
Samarco Mineração S.A.	109,061	96,049	110,820	318,552	263,381
Outras	61,693	168,620	4,005	254,783	4,152
Total	338,896	410,369	185,276	1,045,384	482,447

	Consolidated (unaudited)
	Cost/Expense
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Baovale Mineração S.A.	4,873	4,873	4,524	14,619	13,570
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	13,492	18,522	64,289	55,556	82,359
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	124,956	171,156	36,031	474,549	200,256
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	35,005	34,024	3,502	97,986	12,257
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	33,046	37,570	16,947	100,957	37,145
Mineração Rio do Norte S.A.	—	—	30,590	17,552	105,059
Mitsui e Co Ltd	79,111	7,338	56,097	183,806	77,792
MRS Logistica S.A.	209,783	212,442	154,279	560,992	431,042
Outras	2,687	2,682	9,268	13,161	34,388
Total	502,953	488,607	375,527	1,519,178	993,868

	Consolidated (unaudited)
	Financial
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	(8)	—	—	4,668	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	186	—	259
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(640)	(1,814)	93
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	67	—	143
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	85	—	195
Log-in S.A.	—	—	—	—	(63)
Mineração Rio do Norte S.A.	—	—	94	—	(51)
MRS Logistica S.A.	—	—	(3,324)	—	(16,257)
Samarco Mineração S.A.	—	—	6	—	55
Outras	(98,542)	(14,027)	(7,976)	(45,568)	4,550
Total	(98,550)	(14,027)	(11,502)	(42,714)	(11,076)

	Consolidated (unaudited)
	Income
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	—	—	31,019	31,877
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	402	95,978
Baovale Mineração S.A.	—	1,730	216	3,434	5,586
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	314,490	275,343	49,760	892,208	175,229
CVRD Overseas Ltd.	—	—	525,621	—	2,276,813
Ferrovia Centro - Atlântica S.A.	57,787	48,320	—	154,437	45,042
Ferrovia Norte Sul S.A.	2,282	403	—	8,032	—
Vale Canada Limited	6,742	—	—	12,362	—
MRS Logistica S.A.	4,895	5,402	2,240	15,341	5,761
Samarco Mineração S.A.	212,637	186,618	35,122	622,588	221,607
Vale Energia S.A.	—	—	—	—	303
Vale International S.A.	16,178,327	14,111,193	4,417,826	41,659,725	12,608,113
Vale Manganês S.A.	23,081	22,936	—	68,403	20,044
Vale Overseas	90,093	—	—	—	—
Outras	19,471	11,184	3,100	30,845	8,489
Total	16,909,805	14,663,129	5,033,885	43,498,796	15,494,842

	Consolidated (unaudited)
	Cost/Expense
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	163	14,396	163	—
ALUNORTE - Alumina do Norte do Brasil S.A.	—	1,278	2,837	28,217	35,849
Baovale Mineração S.A.	9,745	9,745	(1)	29,235	9,046
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	26,985	37,044	113,700	111,113	128,579
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	254,441	348,515	158,118	966,297	280,456
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	71,293	69,296	7,132	199,564	14,265
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	67,440	76,674	138,910	206,035	161,330
Companhia Portuária Baia de Sepetiba - CPBS	80,653	70,324	10,477	235,503	88,673
Ferrovia Centro - Atlântica S.A.	40,340	18,999	39,239	71,867	32,240
Vale Canada Limited	—	1,388	—	1,388	—
Mitsui e Co Ltd	79,111	7,338	56,097	183,806	77,792
MRS Logistica S.A.	355,237	361,085	—	952,035	261,368
Vale Energia S.A.	46,298	26,862	14,826	109,280	132,207
Vale Manganês S.A.	—	—	7,665	—	—
Outras	90,630	79,887	6,208	255,341	11,587
Total	1,122,173	1,108,598	569,604	3,349,844	1,233,392

	Parent Company (unaudited)
	Financial
	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	310	4,668	(7)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	279	—	371
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	(10,254)	(3,694)	(8,681)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	303	—	477
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	172	—	341
Companhia Portuária Baia de Sepetiba - CPBS	—	—	51	3	(60)
CVRD Overseas Ltd.	—	—	(91,780)	—	(88,599)
Ferrovia Centro - Atlântica S.A.	13,572	(12,118)	6,425	(12,410)	5,026
Vale Canada Limited	20,575	(4,341)	—	(4,341)	—
MRS Logistica S.A.	—	—	5,966	—	(3,684)
Samarco Mineração S.A.	—	—	(98)	—	12
Vale Energia S.A.	—	—	1	—	—
Vale International S.A.	(161,424)	(203,985)	1,932,431	(578,591)	1,149,514
Vale Manganês S.A.	—	—	8	—	6
	4,458	—	—	—	—
	6,607	—	—	—	—
	—	25,109	—	25,109	—
Outras	14,236	6,961	8,652	(1,397)	9,289
Total	(101,976)	(188,374)	1,852,466	(570,653)	1,064,005

Additionally, Vale retains with its Stockholders, Banco Nacional de Desenvolvimento Social and the BNDES Participacoes S. A., in the amount of R$ 3,795,637 and R$ 1,252,503, respectively,  as at  September 30, 2011,  relating to operations of interest-bearing loans at market interest rates, whose maturity is September 2029. The operations generated interest expense in the amount of R$ 68,422. And financial transactions with Bradesco in the amount of R$ 2,821,858 as at September 30, 2011, generated in income interest expenses in the amount of R$ 52,140.

Remuneration of key management personnel:

	Three-month period ended			Nine-month period ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Short-term benefits:	7,253	62,476	6,667	108,405	80,282
- Wages or pro-labor	4,614	9,195	4,419	18,660	13,394
- Direct and indirect benefits	2,639	28,577	1,885	40,338	14,707
- Bonus	—	24,704	363	49,407	52,181

Long-term benefits:	—	17,678	—	28,863	—
- Based on stock	—	17,678	—	28,863	—

Termination of position	3,045	61,051	2,826	64,666	3,584

	10,298	141,205	9,493	201,934	83,867

28     Correlation of explanatory notes of interim financial statements as of September 30, 2011 with the financial statements as of December 31, 2010

September 2011		December 2010

note		note

1	Operational Context	1

2	Summary of the Main Accounting Practices and Accounting Estimates	2

3	Critical Accounting Estimates and Assumptions	3

4	Amendments and Interpretations to Existing International Standards that are not yet in Force	4

5	Risk Management	6

6	Acquisitions and Disposals	7

7	Cash and Cash Equivalents	8

8	Short-term Investments	9

9	Accounts Receivables	11

10	Inventories	12

11	Assets and Liabilities Held for Sale	13

12	Recoverable Tax	14

13	Investments	15

14	Intangible Assets	16

15	Property, Plant and Equipment	17

16	Loans and Financing	19

17	Provision	20

18	Income Tax and Social Contribution	21

19	Employee Benefits Obligations	22

20	Classification of Financial Instruments	23

21	Fair Value Estimation	24

22	Stockholders’ Equity	25

23	Derivatives	26

24	Information by Business Segment and Consolidated Revenues by Geographic Area	27

25	Costs of Goods Sold and Services Rendered and Expenses by Nature	28/29

26	Commitments	30

27	Related Parties	31

28	Subsequent events	N/D

N/D — Not disclosed

The note 10 — Financial Assets Available for Sales and note 8 -  Impairment, of the Financial Statements as of December 2010 are not being disclosed because there is no relevant changes in the period. Regarding note 5 — First-time Adoption of the Consolidated Financial Statements in Accordance with IFRS and Individual Financial Statements in Accordance with CPC, of the same financial statements, was applicable only for the first adoption.

29          Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Paulo Soares de Souza
Renato da Cruz Gomes
Robson Rocha	Alternate
Nelson Henrique Barbosa Filho	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Eduardo de Oliveira Rodrigues Filho	Executive Officers
Estáquio Wagner Guimarães Gomes
Deli Soares Pereira	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	Chief Executive Officer
João Moisés de Oliveira
Luiz Carlos de Freitas	Vania Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer for Human Resources and Corporate
Paulo Sergio Moreira da Fonseca	Services
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes	Eduardo de Salles Bartolomeo
Executive Officer for Integrated Bulk Operations
Advisory Committees of the Board of Directors
Eduardo Jorge Ledsham
Controlling Committee	Executive Office for Exploration, Energy and Projects
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	Guilherme Perboyre Cavalcanti
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer and Investor Relations

Executive Development Committee	José Carlos Martins
João Moisés de Oliveira	Executive Officer for Marketing, Sales and Strategy
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Mario Alves Barbosa Neto
Executive Officer for Fertilizers
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Tito Botelho Martins
Luciano Galvão Coutinho	Executive Officer for Base Metals Operations
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcus Vinicius Dias Severini
Ricardo José da Costa Flores	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lucia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Eduardo de Oliveira Rodrigues Filho	CRC-RJ - 043059/O-8
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

29           Conselheiros, Membros dos Comitês e Diretores

Conselho de Administração	Comitê de Governança e Sustentabilidade
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Presidente	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Conselho Fiscal
Vice-Presidente
Marcelo Amaral Moraes
Fuminobu Kawashima	Presidente
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Paulo Soares de Souza
Renato da Cruz Gomes
Robson Rocha	Suplentes
Nelson Henrique Barbosa Filho	Cícero da Silva
Marcus Pereira Aucélio
Suplentes	Oswaldo Mário Pêgo de Amorim Azevedo

Eduardo de Oliveira Rodrigues Filho	Diretoria Executiva
Estáquio Wagner Guimarães Gomes
Deli Soares Pereira	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	Diretor-Presidente
João Moisés de Oliveira
Luiz Carlos de Freitas	Vania Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Diretora-Executiva da Área de Recursos Humanos e
Paulo Sergio Moreira da Fonseca	Serviços Corporativos
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes	Eduardo de Salles Bartolomeo
Diretor-Executivo da Área de Operações Integradas
Comitês de Assessoramento ao Conselho de Administração
Eduardo Jorge Ledsham
Comitê de Controladoria	Diretor Executivo da Área de Exploração, Energia e Projetos
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	Guilherme Perboyre Cavalcanti
Paulo Roberto Ferreira de Medeiros	Diretor-Executivo da Área de Finanças e de Relações com
Investidores
Comitê de Desenvolvimento Executivo
João Moisés de Oliveira	José Carlos Martins
José Ricardo Sasseron	Diretor-Executivo da Área Marketing, Vendas e Estratégia
Oscar Augusto de Camargo Filho
Mario Alves Barbosa Neto
Comitê Estratégico	Diretor Executivo da Área de Fertilizantes
Murilo Pinto de Oliveira Ferreira
Luciano Galvão Coutinho	Tito Botelho Martins
Mário da Silveira Teixeira Júnior	Diretor-Executivo da Área de Operações de Metais Básicos
Oscar Augusto de Camargo Filho
Ricardo José da Costa Flores	Marcus Vinicius Dias Severini
Diretor do Departamento de Controladoria
Comitê Financeiro
Guilherme Perboyre Cavalcanti	Vera Lucia de Almeida Pereira Elias
Eduardo de Oliveira Rodrigues Filho	Gerente Geral de Controladoria
Luciana Freitas Rodrigues	CRC-RJ - 043059/O-8
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: October 26, 2011		Roberto Castello Branco
Director of Investor Relations